

A continuum of growth

New products, promising technologies, innovative thinking, continuous improvement, disciplined management: They are the foundation of solid business results...and enable our purpose of helping all people live healthy lives.

BD

Helping all people live healthy lives

2003 Annual Report


25
20

1897

Two salesmen, Maxwell Becton and Fairleigh Dickinson, met entirely by accident in a rural railway station. They formed a small company to import and sell thermometers and syringes to doctors, pharmacists and medical supply houses. **The founders made superior quality their company's hallmark and soon began manufacturing their own products.** Thus, "B-D & Co." embarked on a journey of growth through strong manufacturing and technical skills, selective acquisitions and a fierce dedication to customer service.

How tradition becomes tomorrow

An interview with Henry Becton



Drawing on the past to inspire the future

Henry P. Becton is the son of BD co-founder Maxwell W. Becton. He joined the Board of Directors in 1939, served as Executive Vice President beginning in 1948 and was a leader of the Company for the next 26 years. He retired as Vice Chairman of the Board in 1986 and became Director Emeritus, a title he retains today.

Q. What was it about the two founders that "clicked?"

A. Fortunately, they turned out to be complementary to each other. My father, Maxwell Becton, was the salesman, and Fairleigh Dickinson had the manufacturing and distribution savvy. My father had sold real estate in Montana and later with a little firm in Austin, Texas. Dickinson had worked for the Singer Sewing Machine Company. They made a great team.

Q. Do you see those very same skills driving the Company today?

A. Absolutely, and something else that has always pleased me is that all of our leaders have come from within the Company. My father and Mr. Dickinson ran the Company for 50 years, followed by their sons, Dick Dickinson and me, for another 26. Since then, we've been fortunate enough to have as our CEOs people who have grown up in the Company. Jack Howe joined BD in 1949 and became CEO in 1974. He was succeeded by Ray Gilmartin, who joined the Company in 1975 and became CEO in 1992. Clateo Castellini joined the Company in Brazil in the '70s and became CEO when Ray Gilmartin departed to head Merck in 1994. Ed Ludwig joined BD in 1979 and served in financial management, strategic planning and operations before becoming CFO and, ultimately, CEO in 2000 and Chairman in 2002. We never had to go outside and select someone who didn't have a good feel for what BD is all about.

Q. While BD has engaged in strategic acquisitions over the years, it has largely generated its own growth and preserved its own culture. What values have driven that behavior?

A. The founders were always very concerned about pleasing the customer, so they listened to what the customer wanted. They believed that customers were a great source of ideas, and they developed those ideas into new products. They also took the idea of customer service very seriously, so they put a lot of emphasis on things like delivering on time. They also believed very strongly in a value that is still a cornerstone of BD's way of operating today, and that is doing what is right for both the customer and the patient. And, you can't overlook the ideal that is captured in the thought, "Helping all people live healthy lives." I was just at a meeting of our BD alumni association, a retiree organization. They are all very pleased to look back on their careers and know that they worked for a company that helps people.

Q. Is there any single event from your career with the Company or your knowledge of it that stands out above others?

A. I think the most important event in my tenure with the Company was the development of sterile disposable syringes and needles. By the 1950s, the disposable revolution was taking place. We had borrowed to invest in new manufacturing systems, but still didn't have sufficient capital. So, we took the Company public in 1962, and we were listed on the New York Stock Exchange. That conversion to being a mass producer of sterile disposable devices marked our transformation from a craft company to a manufacturing company. This wasn't something that flowed from the old to the new...it was all entirely new processes.

Q. What did you think 35 years later when the Company invested several hundred million dollars in the conversion to safety-engineered products?

We had been working in various ways to make products safer, including conducting education campaigns focused on proper disposal, so it was not a big surprise to me when we made the commitment. The real breakthrough came with designs that permitted the needle point to be withdrawn or shielded once the device had been used. Of course, those products were much more complex to manufacture, so once again we had to develop entirely new processes at considerable cost.

Q. Do you think anyone in the early decades ever envisioned a BD that would derive about half its revenues from countries outside the U.S.?

A. Because BD got its start importing syringes from Europe, the Company has always been comfortable in a global arena. The idea of looking at regions such as Europe as markets and not just sources of supply actually took hold quite early. By the end of World War I, BD had hired its first export manager. Until establishing BD Canada in 1951 and followed by BD Mexico a year later, the Company was just an exporter. In '53 we also opened a manufacturing plant in France. Today, I believe BD employees work at more than 200 locations in 50 countries, including 45 manufacturing facilities.

Q. How do you see the creation and growth of BD Biosciences in terms of BD's tradition of ongoing, progressive change?

A. It opens up a whole new range of possibilities for the future, but it really traces to BD's capabilities in diagnostic medicine, and that goes back to the 1950s. Starting in the late 1970s, the Company was a growing factor in diagnostic instruments based on the success of the *BD BACTEC* line. Also in the 1970s, Jack Howe had the intuition to extend the Company's capabilities. Bernie Shoor, who headed research and development at the time, had connections with researchers at Stanford University and they teamed to develop the original fluorescence activated cell sorter (*BD FACS*) machine. That was the basis for today's BD Biosciences business. A great deal of credit has to go to Jack Howe because he could see the future of cellular imaging while the rest of us were involved in syringes and needles. He understood that it wouldn't be profitable for a few years, but he stuck with it.

Q. Would your father and Mr. Dickinson recognize BD today?

A. Yes and no. They'd recognize the values and I think they'd be particularly interested in the emphasis on quality, as that was one of the things they continually stressed. But, in another sense, this would be very foreign to them. Theirs was a world of glass and reusable products. Today's world is plastic, digital and disposable. I even have a hard time understanding the BD Biosciences business–for them it would be beyond belief.




2003

BD has grown into a leader in safety-engineered sharps products, diabetes management, advanced instrumentation and reagents for research and diagnostics, mass immunization, molecular biology, prefillable drug delivery systems and much more.

Financial highlights

Thousands of dollars, except per-share amounts

Operating results	2003	2002	Change
Revenues	$4,527,940	$4,033,069	12.3%
Income before cumulative effect of change in accounting principle	547,056	479,982	14.0%
Diluted earnings per share, before cumulative effect	2.07	1.79	15.6%
Dividends per common share	.40	.39	2.6%

To our shareholders:

BD is focused on creating a brighter future–just as it has been for 106 years. We continue to be an engine of change for better healthcare, from today's safety-engineered products and sophisticated instruments to tomorrow's advanced drug delivery systems. BD's increasing pace of innovation is moving us toward higher growth.

This Annual Report brings to life a central focus of today's BD: the use of higher-value technology to build on decades of continuous improvement and industry leadership, enabling our drive for sustainable higher revenue growth. We choose the word "continuum" to describe our steady march of progress and the way our past has shaped the forward-looking company of today.

The strong product launches, revenue growth and financial performance that we demonstrated in fiscal 2003 build upon our legacy of continuous improvement–reinforced by a disciplined approach to every aspect of our business and successful implementation of our three core strategies. These strategies are:

- To aggressively increase revenue growth by focusing on products that deliver greater benefits to patients, healthcare workers and researchers.
- To improve our operating effectiveness and balance sheet productivity.
- To strengthen organizational and associate capabilities so we can prosper in the ever-changing healthcare environment.

Our strategies and actions continue to be highly effective, as our 2003 performance demonstrates. Reported revenues increased 12 percent to $4.528 billion. Excluding the effects of foreign currency translation, revenues rose 8 percent. Net income increased 14 percent to $547 million and our gross profit margin increased again this year. We reduced our capital expenditures by over $110 million in 2002 compared with 2001, and we maintained that level at $261 million in 2003. Cash flow from operations reached $900 million–more than twice that of 1999–and inventory turns rose in 2002 and again in 2003 to 3.15, reversing a decline of the previous four years. We further reduced our debt-to-capitalization ratio to 30.4 percent, and we repurchased approximately 10 million shares under our share repurchase programs.

To gain a deeper insight into the past year–and how we continue to gain momentum–it's helpful to look at the factors behind the results, once again from the perspective of our three core strategies.

Fulfilling the promise of higher-value products

We made excellent progress toward our goal of marketing differentiated products that deliver higher benefits to patients, healthcare workers and researchers, while earning higher, sustainable profit margins. In that regard, 2003 was a notable year.

- U.S. revenues from safety-engineered devices increased 19 percent to $680 million, keeping this category our largest single driver of revenue growth for both BD Medical (formerly BD Medical Systems) and BD Diagnostics (formerly BD Clinical Laboratory Solutions).

As the U.S. market continues to transition to advanced protection devices, we expect this portion of our business to continue to grow in the range of 10 to 15 percent a year over the next several years based upon continued conversion of several product categories, innovation and expansion of our product line. Additional future growth is anticipated in countries where healthcare worker safety is moving to the forefront of the public policy agenda, including Canada, Australia, Japan, the United Kingdom, Germany, Spain and France.

We continue to introduce several new generations of safety-engineered products. Recent introductions include the *BD Integra* syringe (see page 12), the *BD Vacutainer* Push Button Blood Collection Set and the *BD Autoguard Pro* shielded IV catheter. As BD expanded the industry's most extensive array of safety-engineered devices, we announced plans to discontinue U.S. sales of many conventional sharps products across a range of categories, without disrupting patient care or clinical practice.

- In our Diabetes Care unit (formerly Consumer Healthcare), we had one of our most active years ever. We introduced new blood glucose monitoring (BGM) products, the *BD Logic* blood glucose monitor and the *BD Latitude* Diabetes Management System, to the market. These products have a combination of cutting-edge features that deliver convenience and value to individuals managing diabetes. We have also formed strategic relationships with Medtronic MiniMed, the leading insulin pump maker, and Eli Lilly and Company, the world's leading insulin manufacturer. We collaborated with Medtronic MiniMed to introduce the first integrated BGM/insulin pump system–the Paradigm® 512 insulin pump and Paradigm Link™ blood glucose monitor (see page 7). We also introduced *BD* Diabetes software to help patients and professionals better manage diabetes. We are well-positioned for a solid future in the growing $4 billion BGM market, although we encountered some timing delays as we launched our BGM products.

- Our Pharmaceutical Systems unit achieved very strong results, with revenues increasing to $436 million. Pharmaceutical companies are increasingly recognizing the value of devices that are prefilled with medication. Our prefillable products enable drug companies to better differentiate themselves in the marketplace, and they reduce the potential for medication error and contribute to lowering the cost of therapy and increasing patient compliance. During the year, we ramped-up volume following the 2002 opening of a new manufacturing plant in Nebraska and a plant expansion in Japan, which enabled us to keep pace with the growing demand for prefillable devices.


BD

Edward J. Ludwig
Chairman, President and
Chief Executive Officer

Our repertoire of products includes devices that we prefill ourselves. The *BD PosiFlush* syringe, filled by BD with heparin or saline solution to flush intravenous catheter lines, has achieved good market penetration in hospitals, where this is a major syringe application.

- BD Biosciences introduced the *BD FACSAria* cell sorter, which has set new standards for performance and ease of use–and perhaps a new standard for rapid acceptance by the market as we generated over $48 million in revenue. The *BD FACSArray* bioanalyzer system is another new platform that brings multiplexed testing to a broader range of researchers.

- BD Diagnostics reported a very strong year. Revenues exceeded our plan for the *BD ProbeTec ET* system, our DNA amplification assay system for sexually transmitted diseases. In the new product arena, BD Diagnostics brought the *BD Viper* sample processor (see page 16) to market for automated sample handling in high-volume environments. Meanwhile, the *BD Phoenix* system for rapid identification of bacterial pathogens has been well-received in Europe, based on independent surveys of customer satisfaction. We expect to introduce it to the U.S. and Japanese markets in 2004.

Major process improvements gain momentum

We continued to make good progress in improving operational effectiveness during 2003. Greater productivity funds the product innovations I just discussed, while supply chain quality and efficiency lead directly to greater customer satisfaction.

- The implementation of Genesis, our enterprise resource planning system, is now largely complete. With the deployment of this information backbone, BD, for the first time, has access to data on a worldwide basis and real global operational visibility.
- Genesis provides the platform for the ever-tighter integration of what we call the "power alley"–consisting of our procurement, manufacturing, distribution and customer-facing organizations–enabling them to manufacture and deliver the right products at the right times to meet customer needs.
- We created a new organization to leverage the capabilities that Genesis gives us. The organization is called Business Processes, and it is charged with responsibility for driving continuous improvement in supply chain management, procurement and customer service.
- We expanded our Six Sigma quality program to transaction processing, with a goal of transferring our manufacturing and operations excellence to our administrative processes.
- At manufacturing sites around the world, we continue to develop strong leaders who use tools such as Genesis, Six Sigma, lean manufacturing and process validation to drive higher quality, lower costs and superior customer satisfaction.
- We began to realize the fruits of the manufacturing restructuring program that we undertook in fiscal 2002 in our BD Medical segment, which contributed to an improvement in our gross profit margin.
- In Europe, we implemented a new program called Customer Value Added to reduce supply chain costs for both BD and our largest customers, while improving our service levels.

These improvements are supporting better financial performance, and they are also impacting customer service and satisfaction. For the first time in BD's history, our U.S. distribution center inventory accuracy is at 99 percent or higher, while shipping accuracy improved from 91 percent to 98 percent. We have reduced our backorders in North America by 70 percent in just a year's time. Customers are recognizing the difference, too. We were recently presented with distinction awards by two of the country's largest medical products distributors.

Strengthening organizational and associate capabilities

We continue to invest to build a stronger organization and enhance the individual skills of our associates. The Company's principal program for broadening the skills and knowledge of BD associates is BD University (BDU), our internal leadership development resource. BDU's great strength lies in the fact that about 90 percent of all courses are taught by Company leaders. This strongly reinforces BD as a teaching, coaching and learning organization.

We continue to make progress in another priority area for the Company, our commitment to provide an inclusive environment that welcomes people from different backgrounds and that values their diverse ideas and perspectives. Active strategies, developed in large part by a broad group of BD associates, were implemented during the year to help us foster this culture of inclusion.

Reflections as we close the year

There are four additional comments of note to pass along regarding 2003. First, we are pleased that BD has been named one of the "100 Best Corporate Citizens" in the U.S. by *Business Ethics* magazine, reflecting our longstanding and very active support of organizations such as UNICEF, the International AIDS Vaccine Initiative (IAVI) and the American Red Cross. Second, with a goal of raising visibility for our ongoing contributions to society and the health of people everywhere, we launched our first-ever corporate image campaign under the banner "Trusted Partners." Advertisements have appeared in publications such as *Time*, *The Economist* and *Scientific American*, and we expect the scope and frequency of our placements to increase over time. Third, we welcomed a new director to our Board, Edward F. DeGraan.



Mr. DeGraan is Vice Chairman of the Board of The Gillette Company and brings in-depth experience in manufacturing, operations and general management, all with a global perspective. Finally, it is important to observe that many people have contributed to our progress this year–most of all, BD associates around the world–and to them we express our sincere thanks.

A continuum of growth

Returning to the theme of our Annual Report, in the following pages "A continuum of growth" will take you back through time and then bring you forward to today–connecting BD's past, present and future. Many of the featured products are new in the past year alone–blood glucose monitors, two new instrument platforms, a new presence in specimen management and extensions to our leadership in safety-engineered products. You will discover what we at BD have always known about our Company, and that is our pursuit of continuous improvement. This applied to the BD of yesterday–brought to life in our opening interview with Henry Becton–and it applies to the BD of today, as represented by the array of new products. Surely, it will apply to the BD of the future–as you will see in a closing glimpse at the work being done today at BD Technologies.

Where the concept of continuum ultimately receives its truest expression is in our purpose and vision. BD's purpose is "Helping all people live healthy lives." Our vision for the future is rooted in becoming a great company, one recognized for great performance, great contributions to society and being a great place to work. We have built a strong foundation on which to fulfill our purpose and capture the promise of our vision.

In summary, we are not only progressing along our continuum, we are, in fact, accelerating the pace of our progress. BD is a company that is proud of its past, energized by the present and confident about its future.

Edward J. Ludwig
Chairman, President
and Chief Executive Officer

Yet, it is the way we have gone about our business that brings to life a key BD character trait: We are never satisfied with our accomplishments.

A continuum of growth.


BECTON, DICKINSON & CO
1898

After importing Luer all-glass syringes, BD acquires patent rights to the product and starts manufacturing just a year after the Company's founding.


1906





BD is incorporated in the State of New Jersey and creates the first manufacturing facility in the U.S. built specifically for producing thermometers, hypodermic needles and syringes.


LUER FOR INSULIN
B-D
1924

Two years after the development of insulin, BD manufactures the first syringe made specifically for insulin injection, beginning the Company's ongoing commitment to diabetes care on a global basis.

echnology, research, education, philanthropy

BD battles diabetes across many fronts

From a single product introduction in 1924, BD has grown into the worldwide leader in insulin injection systems for diabetes healthcare. The Company offers the world's broadest line of insulin syringes, together with pen needles and, beginning last year, innovative, high-performance systems for blood glucose monitoring.

BD's contributions to diabetes healthcare go far beyond products and technology. In education, for more than 20 years the *BD Getting Started* kit has been a source of information for the new-to-insulin patient. In the online environment, BDdiabetes.com has evolved into a convenient educational resource. BD has donated well over a billion insulin syringes for medical relief efforts and children's summer camps. And, the Company has expanded globally–in China and India, for example–as diabetes has become more prevalent, and is being diagnosed more frequently, in countries where it was once relatively uncommon.

In products and technology, BD continues to make major strides. In 2002, the Company entered the field of blood glucose monitoring with two products–the *BD Logic* blood glucose monitor and the *BD Latitude* Diabetes Management System. The *BD Logic* monitor is a cutting-edge meter with best-in-class strip technology, an easy-to-read display screen and large data capacity. The *BD Latitude* system is the first fully integrated therapeutic diabetes system, containing a monitor as well as all the tools needed to test and inject. Both products use the thinnest lancet available (33-gauge) to minimize pain; include test strips that require only a minimal amount of blood (0.3 microliter); deliver accurate results in just five seconds; and offer the most useful onboard data management, with time-specific averaging.

As part of these launches, BD entered into strategic relationships with industry leaders Medtronic MiniMed and Eli Lilly and Company. Medtronic MiniMed is distributing a co-branded version of the *BD Logic* monitor, while Lilly's diabetes sales organization is providing support for the *BD Latitude* system.

Extending their relationship, Medtronic MiniMed introduced the first integrated meter and pump system, the Paradigm® 512 insulin pump and the Paradigm Link™ blood glucose monitor, in mid-2003. The Paradigm Link™ monitor incorporates *BD Logic* technology and radio frequency capability. Readings taken by the monitor are transmitted to the pump, which calculates and recommends a correct insulin dosage for patients–a major step forward in diabetes management.


Medtronic
MiniMed
108
BD
MiniMed
108
ACT

BD has created a new blood glucose meter to interface with Medtronic MiniMed's Paradigm® 512 insulin pump. This integrated, "smart" system is designed to enhance and simplify diabetes management.

BD has also introduced *BD* Diabetes software. This simple-to-use but sophisticated PC-based software supports the *BD Logic* monitor and the *BD Latitude* system. It allows for more effective diabetes treatment and may help diabetes patients stay within the blood sugar target ranges that are right for them.



1925

Fairleigh S. Dickinson is issued a patent for the *BD Luer-Lok* tip, an innovation that securely attaches the hypodermic needle to the syringe.





BD builds on the concept of drawing blood by vacuum through a double-ended needle directly into a test tube. The idea evolves into the *BD Vacutainer* family of products.



1950

BD develops the first sterile disposable product, a blood collection set sold to the American Red Cross.

BD takes diagnostics to a higher level

An integrated specimen collection solution

Over its first four decades, BD made tremendous strides in the art of injection. In the 1940s, the Company began its focus on improving the quality of specimen collection, and in doing so laid the foundation for today's *BD Vacutainer* family of products.

The idea of drawing blood by vacuum through a double-ended needle into a test tube was pioneered by Joseph J. Kleiner, who came to BD in 1943. He recognized that when multiple samples of a patient's blood were needed, a separate puncture was required for each. Samples were then emptied into test tubes for laboratory analysis. Minimizing patient discomfort and ensuring sample integrity were Kleiner's challenges.

His solution was a stoppered vacuum container about the size of a test tube, a holder and a double-ended needle. Kleiner's "Evacutainer" not only solved the immediate problems, it also advanced diagnostic practice. Today, the *BD Vacutainer* family of products covers a wide range of tubes, needles and needle holders, sharps collectors, and safety-engineered devices that are optimally designed for controlling preanalytical variability throughout the specimen collection process. BD's diagnostics business is far broader, as well, and–true to Kleiner's legacy–the Company is continuing to innovate.

The *BD.id* Patient Identification System features a handheld computer with built-in scanner and employs sophisticated software to collect and sort information.



One of today's most significant challenges is errors in specimen management, which cost U.S. hospitals an estimated \$200 to \$400 million a year. BD focused on the problem, calling on years of experience in the hospital environment. After extensive field testing, the Company developed the *BD.id* Patient Identification System and brought it to market in mid-2003. The *BD.id* system is the first to address every step in the specimen collection process and is the only completely integrated solution, as it includes hardware, software, management reports and *BD Vacutainer* Plus tubes used to gather specimens.

The system is built around a handheld computer with built-in scanner. Prior to collecting a specimen, the *BD.id* system identifies the healthcare professional by scanning a user ID badge. The patient's barcoded wristband is also scanned to confirm that the right patient is receiving the right tests. Once the specimen is collected, the system verifies the correct specimen container for each test, captures the date and time of collection, prints barcode labels at bedside and, once replaced in its cradle, synchronizes with the laboratory information system.

Extensive testing at two hospitals makes BD the only company with proprietary, published results. Along with productivity benefits, the system delivered a 99.95 percent reduction in specimen errors at one hospital and a 100 percent reduction in errors at the other.


1954

BD supplies all syringes and needles, at no profit, for the field test using Dr. Jonas Salk's new polio vaccine to immunize one million children in 44 states.


1955

Delivery platforms, experience and expertise

Mass immunization was new to BD in the early 1950s when the Company was selected to play a key role in delivering Dr. Jonas Salk's polio vaccine. BD was confronted by what, at that time, would prove to be one of the largest mass vaccinations in history. Virtually the entire organization mobilized to develop and manufacture a sterile disposable glass syringe–and stem the tide of a terrifying childhood disease.

This initial experience in mass immunization resulted in a new capability for BD. Over time, the Company developed more advanced technologies for immunization programs and became deeply involved in their implementation around the world.

In the early 1980s, syringe reuse emerged as a public health issue because it risked the spread of blood-borne pathogens, such as hepatitis B. With the outbreak of HIV/AIDS, the reuse of syringes became unacceptable. In response, the World Health Organization (WHO) spearheaded the development of injection devices that could be used only once. BD, a supporter of the effort from the start, committed to manufacturing two successful designs–the *BD SoloShot* auto-disable syringe and the *BD Uniject* prefill injection device. Over the years, BD contributed significant design improvements to each and leveraged its global manufacturing expertise to produce high-quality devices and make them available to public health agencies for only pennies apiece. After use, the plunger in the *BD SoloShot* syringe automatically locks to prevent reuse. The sharp needle minimizes patient discomfort–another factor that promotes greater participation in immunization programs. The *BD Uniject* device is prefilled with a precise amount of vaccine, simplifying logistics for immunization campaigns, especially in remote areas.

Both products are being used in major vaccination programs to which BD is also a leading contributor. One is a partnership with the U.S. Fund for UNICEF to donate one-half of all devices required to eliminate maternal and neonatal tetanus, which every year claims the lives of almost 200,000 infants and 30,000 mothers in the 57 countries where it remains a threat. Additionally, the Measles Initiative, in which BD is partnering with the American Red Cross, is a commitment to vaccinate 200 million African children over five years.

In its most recent immunization initiative, BD partnered with governments worldwide to address emerging bioterror threats. As it did 50 years ago with the Salk vaccine, BD mobilized rapidly after terrorist attacks on the U.S. to manufacture the *BD* Bifurcated Needle for delivery of smallpox vaccine. Recently, this needle was recognized as a "Significant Medical Breakthrough"* by the U.S. Food and Drug Administration (FDA), which has also cleared a newer safety-engineered version of the *BD* Bifurcated Needle.



An array of products, including the *BD SoloShot* syringe, *BD Uniject* prefill injection device and the *BD* Bifurcated Needle, make BD a world leader in delivering vaccines for immunization programs.

*FDA Office of Device Evaluation Annual Report–Fiscal Year 2002



BD acquires Baltimore Biological Laboratories, enabling the Company to play a key role in the emerging field of diagnostic medicine and laying the foundation for today's Diagnostic Systems unit of BD Diagnostics.


1957

BD begins manufacturing in Mexico, representing its first major investment in a developing country. This effort continues today, as BD has established manufacturing facilities in China, Pakistan and India among its 45 worldwide manufacturing sites.



Carly Rae, Anastasis © Mercy Ships International


PRELIMINARY PROSPECTUS DATED JANUARY 26, 1962

SPECTUS

B-D N? 0022

480,000 Shares

Becton, Dickinson and Company

Common Stock

(Par Value $1 per share)

the 480,000 shares of Common Stock offered hereby, 280,000 shares are to be acquired several Underwriters from the persons named herein under "Selling Stockholders". The ny will receive the net proceeds only from the sale of 200,000 shares being sold by it.

e has been no established market for the Common Stock, and the established by negotiation between the Company and the Selling

1962

BD becomes a publicly-traded company to finance the move from glass to sterile disposable needles and syringes to reduce the spread of infection associated with reusable medical devices.


1960s

BD's leadership in safety grows

Steady improvement–and two major commitments–are key

With some 300 catalog items and more than 170 safety-related U.S. patents, BD offers today's most complete line of advanced protection products. This position of leadership evolved through continuous change over many years, but it was punctuated by two landmark events.

The first occurred near the end of the Company's sixth decade. Until that time, BD had manufactured and sold reusable glass syringes that were sterilized after each use. That changed when sterile disposables emerged as a better way to reduce the spread of infection among patients. To raise the huge amount of capital needed to reengineer its products and production systems, BD became a publicly-held company in 1962.



The *BD Integra* syringe with retracting *BD PrecisionGlide* needle offers a range of benefits: safer products for the healthcare worker, the flexibility to change needles, comfort for the patient and very low medication waste.

While the transition to disposables addressed the issue of infection spread to patients from unsterile devices, an additional concern emerged–spread of infection to healthcare workers from sharps injuries. The risks stemming from sharps injuries were highlighted in 1987 with the first transmission of HIV due to an occupational injury. BD–already at work developing safety-engineered products–responded by introducing the *BD Safety-Lok* syringe the very next year. The Company broadened its line in the early and mid-1990s, including the *BD SafetyGlide* needle, the first safety-engineered injection device featuring single-handed activation.

By the later 1990s, the stage was set for the second sweeping change: the conversion to safety-engineered sharps products, a commitment entailing hundreds of millions of dollars in new production systems and product redesign. As a result, BD offers a wide range of advanced protection devices for blood collection, infusion therapy and injection, and also offers safety-engineered designs for prefills, critical care, surgery and other lines.

Last year, BD introduced the first of a new generation of safety-engineered injection devices, the *BD Integra* syringe with retracting *BD PrecisionGlide* needle. This combination of syringe and needle offers an interchangeable needle–a BD exclusive–that allows clinicians to use different needle sizes for drawing medications and injecting patients. Since research indicates that many clinicians prefer to retract the needle after it is withdrawn, the *BD Integra* offers them the freedom of choosing that method or activating the safety mechanism while the needle is still inside the patient. Patient comfort is further enhanced with *BD PrecisionGlide* needles, the world's sharpest. And, the *BD Integra* syringe significantly reduces the amount of wasted medication left in the syringe after use by up to 90 percent compared with other retracting designs, resulting in less waste compared with conventional syringes. This savings translates into the ability to obtain an additional dose of medication per vial, reducing costs and stretching medications that may be in short supply.

Becoming a public corporation transforms BD from a labor-intensive manufacturer of reusable medical devices to a highly-automated, technologically-oriented, high-volume manufacturer of sterile disposables.


1963

A vaccine is developed for measles, all but eliminating the disease in the U.S. Still, one million children around the world die from measles each year. In response, BD continues as an active partner in global vaccination programs.





The BD Research Center – the forerunner of today's BD Technologies – is established at Research Triangle Park, North Carolina.





BD develops and markets the first fluorescence activated cell sorter under its *FACS* brand, revolutionizing the field of cell analysis and establishing the foundation for today's leadership position.


1970s

BD establishes five core strategies that continue to serve the Company today: product quality, lowest possible cost, commitment to international markets, investment in R&D and capacity to respond to market needs.

A breakthrough establishes a new business

BD is the market leader in flow cytometry, a cellular analysis technology used to acquire information on a wide range of immune system diseases, such as HIV/AIDS and cancer. BD's position of strength can be traced to a breakthrough in the early 1970s and a series of innovations that continues today.

In the late 1960s, Professor Leonard Herzenberg of Stanford University was working on the development of an instrument to sort and analyze cells in the human immune system. Simultaneously, BD was focused on designing an instrument for blood cell counting. Taking advantage of similar interests, BD's Bernard Shoor began collaborating with Dr. Herzenberg on the development of a commercial fluorescence activated cell sorter, which used laser light to visualize proteins on the outside of cells by marking them with a fluorescent dye-conjugated antibody. In 1973, BD brought to market the historic first unit, and one of the early prototypes is now at the Smithsonian Institution.



The *BD FACSAria* cell sorter is based on an entirely new design that offers high performance, increased operator productivity and lower cost of ownership.

In the late 1970s, BD introduced the first two-laser, multicolor flow cytometry systems and entered the new field of monoclonal antibody development, enabling researchers to identify and study a wider range of cell types. In 1984, BD formed BD Immunocytometry Systems, now a unit of BD Biosciences, which continues as the leader in this market today.

The first *BD FACS* machines were capable of identifying and counting up to 1,000 cells per second. Today, BD's newest digital instruments can analyze up to 70,000 cells per second. With the *BD FACSCalibur* flow cytometer, BD introduced the first four-color, dual-laser benchtop system capable of both cell analysis and sorting. More recently, BD introduced the *BD* LSR II flow cytometer, the only four-laser benchtop system with the capability to analyze 20,000 cells per second and acquire 10 or more colors.

Introduced in December 2002, the *BD FACSAria* cell sorter is expanding the market for cell sorting the way previous *BD FACS* systems broadened it for cell analysis. The *BD FACSAria* cell sorter is the first high-speed sorter to offer fixed optical alignment, making it easier to set up and use because the operator is freed from tedious instrument optimization–an attribute that is reflected in the musical term "aria," meaning a striking solo performance. The *BD FACSAria* cell sorter is designed to be space-efficient and compact, and it can be installed in most laboratories without requiring special room modifications.

The *BD FACSAria* cell sorter has been well-received by the marketplace. Its ease of operation, small size and adaptability to a variety of operating environments are attracting customers who previously dedicated one sorter to multiple departments.



BD calls on its heritage in diagnostic tools to build a leadership position in microbiological instrumentation systems for automating laborious diagnostic tasks once performed by hand.



1988

From manual tests to molecular diagnostics

Light years of progress in the span of a century

BD's first diagnostic tools date back to basic fever thermometers marketed in its formative years. Decades later, two acquisitions propelled the Company into a leadership position in a far more dynamic market for diagnostic tools and technology. In 1955, BD acquired Baltimore Biological Laboratories (BBL) and began building on BBL's heritage by expanding into a wide range of media for microbiology laboratories. In 1979, the Company acquired Johnston Laboratories and its expertise in automated blood culturing systems.

Staking out a position in diagnostic equipment proved a timely decision, as the market in the late 1970s was characterized by growing demand for instruments that automated diagnostic processes once done laboriously by hand. The *BACTEC* line of blood culturing instruments and reagents brought higher levels of efficiency and safety to the clinical analysis of blood-borne infections. In hospital laboratories, *BACTEC* machines reduced both the staff hours required for blood analysis and the time required to return diagnostic information to the clinician. Today, BD markets the *BACTEC* 9000 family of continuous monitoring blood culturing instruments for superior safety, reliability, ease of use and media quality.

In 1990, a major breakthrough occurred when BD developed its proprietary amplification technology, Strand Displacement Amplification (SDA). Together with the Company's portfolio of 180 patents in molecular diagnostics, this technology formed the basis for today's leadership position in amplified testing for sexually transmitted diseases (STDs).

BD commercialized its SDA technology through the *BD ProbeTec* system, the current version of which is the *BD ProbeTec ET* system for the detection of two widespread STDs, *Chlamydia trachomatis* and *Neisseria gonorrhoeae.*

Now, BD has introduced the *BD Viper* sample processor for use with the *BD ProbeTec ET* system. The *BD Viper* processor is a significant workflow advancement as it automates the sample handling associated with high-volume testing. Adding the *BD Viper* processor to the *BD ProbeTec ET* system results in greater efficiencies at the most labor-intensive steps for amplified systems–sample handling and amplification/detection.

BD's approach is differentiated by the fact that the *BD Viper* sample processor is a customized version of an industrial-grade robot that has delivered proven performance in industries as varied as semiconductors and automobiles. The result is a rugged, reliable tool for high-volume clinical laboratories that produce millions of test results a year. While STD testing is BD's highest-volume molecular test, additional assays are under development that will continue to expand BD's offering in the molecular diagnostics field.


BD

The *BD Viper* sample processor improves laboratory efficiency by reducing labor, while ensuring high-throughput accuracy.

BD introduces the *BD Safety-Lok* syringe–the first syringe to incorporate safety features into the product itself rather than its disposal.


non-US
1995

Having taken its first steps toward becoming a global company by entering Canada in 1951, BD sees foreign sales reach nearly 50 percent of revenues.





Congressional Record

United States of America

PROCEEDINGS AND DEBATES OF THE 106th CONGRESS, SECOND SESSION

Vol. 146 WASHINGTON, TUESDAY, OCTOBER 3, 2000 No. 121

House

THE NEEDLESTICK SAFETY AND PREVENTION ACT

Mrs. MORELLA. Madam Speaker, I rise in strong support of H.R. 5178, the Needle Stick Safety and Prevention Act

The total number of needle stick and other skin-puncturing injuries in all

2001

The Federal Needlestick Safety and Prevention Act goes into effect, a significant step for U.S. healthcare workers because it accelerates the transitioning to safety-engineered designs.



2002



In the wake of the September 11, 2001, terror attacks, BD mobilizes to support mass immunization campaigns and emergency response, including global distribution of the *BD* Bifurcated Needle.


2003

New generations of drug delivery devices–such as the *BD Accuspray* Nasal Spray System–reach the market while even more advanced systems are under development.

The next chapter of the continuum

Taking shape today at BD Technologies

BD's passion for continuous improvement–embodied in one of its core values, "We always seek to improve"–will only grow stronger. Complementing its capacity for ongoing progress, the Company's history is highlighted by significant leaps forward–some of which are captured by the milestones in this Annual Report. What of tomorrow's advances?

The future is taking shape at BD Technologies, located in Research Triangle Park, North Carolina. In addition to its own multi-disciplinary scientific staff in the areas of advanced drug delivery, advanced diagnostics and cell engineering, BD Technologies utilizes collaborations, venture investments and incubation of promising start-up companies as means to advance R&D programs.

Strategically, BD Technologies' efforts are aligned with BD's goal of bringing higher-value, differentiated products to market. To reach this goal, BD Technologies has three requirements for promising technologies:

- Provide novel solutions to healthcare problems to create strong intellectual property positions.
- Those novel solutions should translate into multiple, substantive opportunities.
- The development process is managed with vigorous diligence.

BD Technologies' work has a strong link to BD's existing lines of business.

For example, in advanced drug delivery, BD Technologies is developing novel technology platforms that are intended to combine minimally invasive features with the goal of improving drug efficacy, resulting in faster therapeutic response. Research results indicate that these systems may offer significant therapeutic advantages, including faster absorption into the blood stream, increased bio-availability and minimized pain. Much of the focus is on biopharmaceuticals and vaccines, including insulin and biodefense vaccines, both therapeutic and preventive.

The Company is already in the market with advanced drug delivery products. An example is the *BD Accuspray*, an innovative nasal drug delivery system that is used to administer FluMist™, the first FDA-approved nasal spray influenza vaccine, manufactured by MedImmune Vaccines, Inc.

In the emerging field of cell engineering, BD Technologies is looking at ways to provide an ample, properly performing and safe supply of cells. Applications include chronic illnesses such as diabetes, heart disease and cancer in which organs, tissues and cells do not function properly. Cell-based therapies utilize the regenerative power of human cells–but today's technologies don't offer an adequate source of functioning cells. BD Technologies is developing ways to create greater quantities of the target cells for research and therapy using proprietary technology.

The BD microinfuser is being developed as a wearable, disposable and prefillable infusion device delivering biopharmaceuticals, insulin or other drugs through arrays of microneedles about the size of a human hair.





Revenue
Millions of Dollars
BD Biosciences
$697
BD Diagnostics
$1,374
BD Medical
$2,457

Enterprise profile

BD is a medical technology company that serves healthcare institutions, life science researchers, clinical laboratories, industry and the general public. BD manufactures and sells a broad range of medical supplies, devices, laboratory equipment and diagnostic products.

BD Biosciences

One of the world's largest businesses serving the life sciences, BD Biosciences provides tools and reagents to study life–from normal processes to disease states–and to accelerate the pace of biomedical discovery. Throughout the world, clinicians and researchers use BD Biosciences' tools to study genes, proteins and cells to better understand disease, improve diagnosis and disease management, and facilitate the discovery and development of novel therapeutics.

The primary markets served by BD Biosciences are research and clinical laboratories; hospitals and transplant centers; blood banks; and biotechnology and pharmaceutical companies.

BD Biosciences' principal product lines include fluorescence activated cell sorters and analyzers; monoclonal antibodies and kits; reagent systems for life sciences research; tools to aid in drug discovery and growth of tissue cells; molecular biology products for the study of genes; and diagnostic assays.

BD Diagnostics

Organized into two principal units–Preanalytical Systems and Diagnostic Systems–BD Diagnostics offers system solutions for collecting, identifying and transporting specimens; advanced instrumentation for quickly and accurately analyzing specimens; and services focused on customers' process flow, supply chain management and training and education.

BD Diagnostics serves the following markets: hospitals, laboratories and clinics; reference laboratories; blood banks; healthcare workers; patients; physicians' office practices; and industrial microbiology laboratories.

BD Diagnostics' principal products and services are integrated systems for evacuated blood collection; safety-engineered specimen collection products and systems; plated media; automated blood culturing and molecular testing systems; microorganism identification and drug susceptibility systems; medication error and specimen management systems; and healthcare consulting and services.

BD Medical

BD Medical holds leadership positions in hypodermic needles and syringes, infusion therapy devices, insulin injection systems, and prefillable drug delivery systems for pharmaceutical companies. It offers the industry's broadest, deepest line of safety-engineered sharps products, as well as surgical and regional anesthesia, ophthalmology, critical care, medication management and sharps disposal products.

The primary markets served by BD Medical are hospitals and clinics; physicians' office practices; consumers and retail pharmacies; public health agencies; and pharmaceutical companies.

BD Medical's principal product lines include needles and syringes for medication delivery; IV catheters and infusion therapy products; surgical blades and regional anesthesia products; ophthalmic surgical products; safety-engineered injection, infusion and surgery devices; sharps disposal containers; insulin delivery devices and blood glucose monitors; and home healthcare products.

Financials

Financial Table of Contents	Page

U.S. Revenues
(Millions of Dollars)


2400
2000
1600
1200
800
0
99 00 01 02 03

Non-U.S. Revenues
(Millions of Dollars)


2400
2000
1600
1200
800
0
99 00 01 02 03

Net Income
(Millions of Dollars)


550
450
350
250
150
0
99 00 01 02 03

Return on Invested Capital
(Percent)


24
20
16
12
8
0
99 00 01 02 03

Earnings Per Share (Diluted)
(Dollars)


2.10
1.70
1.30
0.90
0.50
0
99 00 01 02 03

Dividends Per Common Share
(Dollars)


0.40
0.35
0.30
0.25
0.20
0
99 00 01 02 03

Summary

Ten-Year Summary of Selected Financial Data
Years Ended September 30
Dollars in millions, except per-share amounts

	2003	2002	2001	2000
Operations				
Revenues	**$4,527.9**	$4,033.1	$3,746.2	$3,618.3
Research and Development Expense	**235.1**	220.2	211.8	223.8
Operating Income	**749.1**	675.7	637.8	514.8
Interest Expense, Net	**36.6**	33.3	55.4	74.2
Income Before Income Taxes and Cumulative Effect of Accounting Changes	**709.7**	628.6	576.8	519.9
Income Tax Provision	**162.7**	148.6	138.3	127.0
Net Income	**547.1**	480.0	401.7[(A)]	392.9
Basic Earnings Per Share	**2.14**	1.85	1.55[(A)]	1.54
Diluted Earnings Per Share	**2.07**	1.79	1.49[(A)]	1.49
Dividends Per Common Share	**.40**	.39	.38	.37
Financial Position				
Current Assets	**$2,338.6**	$1,917.2[(E)]	$1,751.4[(E)]	$1,660.7
Current Liabilities	**1,043.4**	1,248.1[(E)]	1,260.3[(E)]	1,353.5
Property, Plant and Equipment, Net	**1,844.8**	1,765.7	1,716.0	1,576.1
Total Assets	**5,572.3**	5,029.0[(E)]	4,790.8[(E)]	4,505.1
Long-Term Debt	**1,184.0**	803.0	783.0	779.6
Shareholders' Equity	**2,897.0**	2,480.9[(E)]	2,321.7[(E)]	1,956.0
Book Value Per Common Share	**11.54**	9.71[(E)]	8.96[(E)]	7.72
Financial Relationships				
Gross Profit Margin	**48.4%**	48.3%	48.9%	48.9%
Return on Revenues	**12.1%**	11.9%	11.7%[(C)]	10.9%
Return on Total Assets[(B)]	**14.2%**	13.6%[(E)]	13.8%[(E)]	13.6%
Return on Equity	**20.3%**	20.0%[(E)]	20.4%[(C) (E)]	21.1%
Debt to Capitalization[(D)]	**30.4%**	32.6%[(E)]	33.9%[(E)]	41.4%
Additional Data				
Number of Employees	**24,800**	25,200	24,800	25,000
Number of Shareholders	**9,868**	10,050	10,329	10,822
Average Common and Common Equivalent Shares Outstanding– Assuming Dilution (millions)	**263.6**	268.2	268.8	263.2
Depreciation and Amortization	**$ 344.5**	$ 304.6	$ 305.7	$ 288.3
Capital Expenditures	**261.0**	259.7	370.8	376.4

(A) Includes cumulative effect of accounting change of $36.8 ($.14 per basic and diluted share).

(B) Earnings before interest expense, taxes and cumulative effect of accounting changes as a percent of average total assets.

(C) Excludes the cumulative effect of accounting changes.

(D) Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

(E) Restated to reflect the change from the LIFO to FIFO inventory valuation method in 2003.

1999	1998	1997	1996	1995	1994
$3,418.4	$3,116.9	$2,810.5	$2,769.8	$2,712.5	$2,559.5
254.0	217.9	180.6	154.2	144.2	144.2
445.2	405.4	450.5	431.2	396.7	325.0
72.1	56.3	39.4	37.4	42.8	47.6
372.7	340.9	422.6	393.7	349.6	296.2
96.9	104.3	122.6	110.2	97.9	69.0
275.7	236.6	300.1	283.4	251.7	227.2
1.09	.95	1.21	1.10	.92	.77
1.04	.90	1.15	1.05	.89	.76
.34	.29	.26	.23	.21	.19
$1,683.7	$1,542.8	$1,312.6	$1,276.8	$1,327.5	$1,326.6
1,329.3	1,091.9	678.2	766.1	720.0	678.3
1,431.1	1,302.7	1,250.7	1,244.1	1,281.0	1,376.3
4,437.0	3,846.0	3,080.3	2,889.8	2,999.5	3,159.5
954.2	765.2	665.4	468.2	557.6	669.2
1,768.7	1,613.8	1,385.4	1,325.2	1,398.4	1,481.7
7.05	6.51	5.68	5.36	5.37	5.27
49.9%	50.6%	49.7%	48.4%	47.0%	45.3%
8.1%	7.6%	10.7%	10.2%	9.3%	8.9%
10.9%	11.7%	15.9%	15.2%	13.3%	11.5%
16.3%	15.8%	22.1%	20.8%	17.5%	15.5%
47.2%	41.4%	36.3%	34.3%	35.2%	36.1%
24,000	21,700	18,900	17,900	18,100	18,600
11,433	9,784	8,944	8,027	7,712	7,489
264.6	262.1	259.6	267.6	280.4	298.6
$ 258.9	$ 228.7	$ 209.8	$ 200.5	$ 207.8	$ 203.7
311.5	181.4	170.3	145.9	123.8	123.0

Financial Review

Company Overview

Becton, Dickinson and Company ("BD") is a medical technology company that serves healthcare institutions, life science researchers, clinical laboratories, industry and the general public. BD manufactures and sells a broad range of medical supplies, devices, laboratory equipment and diagnostic products. We focus strategically on achieving growth in three worldwide business segments–BD Medical ("Medical"), formerly BD Medical Systems; BD Diagnostics ("Diagnostics"), formerly BD Clinical Laboratory Solutions; and BD Biosciences ("Biosciences"). Our products are marketed in the United States and internationally through independent distribution channels, directly to end users and by sales representatives. The following references to years relate to our fiscal year, which ends on September 30.

Accounting Change

During the fourth quarter, we changed our method of determining cost for inventory previously determined under the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. As further discussed in Note 2 of the Notes to Consolidated Financial Statements, the change to the FIFO method has been retroactively applied by restating the accompanying financial statements.

Revenues and Earnings

Worldwide revenues in 2003 were $4.5 billion, an increase of 12% over 2002. Underlying revenue growth of 8%, which excludes the estimated favorable impact of foreign currency translation of 4%, resulted primarily from volume increases in all segments.

Medical revenues in 2003 of $2.5 billion increased 14% over 2002 or 10%, excluding the estimated impact of favorable foreign currency translation of 4%. Revenue growth in the Medical Surgical Systems unit of this segment accounted for approximately 4 points of the underlying growth and included U.S. safety-engineered product sales of $407 million compared with $353 million in the prior year. This growth was partly offset by reduced sales of conventional devices in the United States. Revenue growth in the Pharmaceutical Systems unit contributed approximately 3 points of the underlying growth rate. Sales of *BD* Bifurcated Needles used in the administration of smallpox vaccines and auto-disable devices to non-U.S. governments also contributed to the growth rate of these units, representing approximately 1 point of the overall underlying growth rate of the Medical segment. Revenue growth in the Diabetes Care unit, which accounted for approximately 2 points of the underlying growth, benefited from a favorable comparison with the prior year. Prior year revenues reflected the unfavorable effects of redirecting promotional efforts towards branded insulin syringe sales at the retail level for U.S. Diabetes Care products and revisions to sales and inventory estimates provided to us from distribution channel partners. See additional discussion on revenue recognition in "Critical Accounting Policies" below. Revenue growth in this unit included sales of $15 million related to the launch of blood glucose monitoring meters, test strips, and related disposables, in the United States and Canada.

Medical operating income was $556 million in 2003 compared with $470 million in 2002. The increase in Medical operating income reflected gross profit margin improvement resulting from continued conversion to safety-engineered devices from conventional products. The Medical operating income growth rate also benefited from a favorable comparison to the prior year, which included $23 million of special charges, net of reversals, and $7 million of other manufacturing restructuring costs, as discussed below, as well as the impact of the above-mentioned factors affecting the Diabetes Care unit. Partially offsetting the growth in Medical operating income was higher incremental spending for the launch of the blood glucose monitoring product line.

Diagnostics revenues in 2003 of $1.4 billion rose 11% over 2002, or 7% excluding the estimated impact of favorable foreign currency translation of 4%. Revenues in the Preanalytical Systems unit and the Diagnostic Systems unit each contributed about one-half of the underlying revenue growth. Revenues in the Preanalytical Systems unit included U.S. safety-engineered device sales of $272 million compared with $220 million in the prior year. This growth was partly offset by reduced sales of conventional devices in the United States. Revenues in the Diagnostics Systems unit reflected strong worldwide sales of its molecular diagnostic platform, *BD ProbeTec ET*, which reported incremental sales of $29 million over 2002, and good worldwide performance in the more traditional infectious disease categories.

Diagnostics operating income was $302 million in 2003 compared with $251 million in 2002. This increase reflected gross profit margin improvement resulting from increased sales of products that have higher overall gross profit margins, including safety-engineered products and the *BD ProbeTec ET* platform.

Biosciences revenues in 2003 of $697 million increased 8% over 2002, or 3% excluding the estimated impact of favorable foreign currency translation of 5%. The primary growth driver was Immunocytometry Systems unit revenues, which included sales of the *BD FACSAria* cell sorter, which replaced the *BD FACSVantage* cell sorter upon launch in March 2003. Clontech revenues declined due to continued weakness in demand for certain reagent products and the shift of research spending away from gene identification programs to gene function and other related studies.

Biosciences operating income was $89 million in 2003 compared with $117 million in 2002. Excluding the $27 million of impairment charges, as discussed below, operating income was slightly below the prior year. Higher gross profit margins from strong sales of flow cytometry reagents and instruments, compared to the prior year, was offset by inventory writedowns, as discussed below.

On a geographic basis, revenues outside the United States in 2003 increased 17% to $2.2 billion. Excluding the estimated impact of favorable foreign currency translation of 9%, underlying revenue growth outside the United States was 8%. Revenues in Europe accounted for approximately 4 points of the underlying revenue growth, led by strong sales of prefillable syringes, *BD* Bifurcated Needles and hypodermic products.

Revenues in Japan contributed approximately 2 points of the underlying revenue growth, led by strong sales growth of prefillable syringes. Revenue growth was adversely impacted by unfavorable economic conditions in Latin America.

Revenues in the United States in 2003 of $2.3 billion increased 8%, primarily from strong sales of safety-engineered devices. This growth was partly upset by reduced sales of conventional devices. Revenue growth in the Diabetes Care unit included sales of $13 million related to the launch of blood glucose monitoring meters, test strips, and related disposables, and benefited from a favorable comparison with the prior year, which reflected the impact of the above-mentioned factors affecting the Diabetes Care unit. U.S. revenue growth was partially offset by lower sales of Clontech reagent revenues, as discussed above.

We recorded non-cash charges of $34 million in the third quarter of 2003 in cost of products sold. The majority of these charges resulted from the decision to discontinue the development of certain products and product applications associated with the *BD IMAGN* instrument platform in the Biosciences segment. As a result, we recorded an impairment charge of $27 million for the related intangible assets and inventory. In addition, as the result of a review of under-performing portions of its Clontech product line, the Biosciences segment also wrote down the value of related inventory and intellectual property by $7 million. See Note 2 of the Notes to Consolidated Financial Statements for further discussion of the write-down of the intangible assets.

Gross profit margin was 48.4% in 2003 compared with 48.3% in 2002. Excluding the aforementioned impairment charges of $27 million in 2003, the increase in gross profit margin primarily reflected increased sales of safety-engineered products, which have higher overall gross profit margins, compared to the prior year. Such increase was unfavorably impacted by increased costs associated with our blood glucose monitoring products.

Selling and administrative expense of $1.2 billion in 2003 was 26.7% of revenues, compared to $1 billion in 2002, or 25.6% of revenues. This increase was primarily the result of incremental spending on key initiatives, including our enterprise-wide program to upgrade our business information systems and processes, and the launch of our blood glucose monitoring products.

Investment in research and development in 2003 was $235 million, or 5.2% of revenues, compared with $220 million, or 5.5% of revenues, in 2002. Incremental spending was concentrated primarily in key initiatives, including blood glucose monitoring, ophthalmic systems and advanced drug delivery systems.

We recorded special charges of $22 million in 2002. Included in these charges were $26 million of charges related to a manufacturing restructuring program in the Medical segment, as more fully described in Note 5 of the Notes to Consolidated Financial Statements. Special charges were net of the reversal of $4 million of fiscal 2000 special charges, primarily due to lower than anticipated employee severance and lease cancellation costs. Fiscal 2002 results also reflect $7 million of other manufacturing costs, primarily accelerated depreciation related to the restructuring program that are included in cost of products sold. Beginning in 2004, we expect to achieve annual savings of approximately $15 million related to this restructuring program.

Operating margin in 2003 was 16.5% of revenues, compared with 16.8% in 2002. Operating income in 2003 of $749 million included $34 million of non-cash charges, as discussed earlier. Operating income in 2002 of $676 million included $22 million of special charges, as discussed earlier. Excluding these charges, operating margin was about the same in both years.

Net interest expense was $37 million in 2003, compared with $33 million in 2002. This increase was primarily due to higher long-term debt levels and a reduction in capitalized interest, partially offset by lower short-term interest rates.

Other expense, net of $3 million in 2003 consisted primarily of write-downs of investments and intangible assets of $5 million, which were partially offset by foreign exchange gains of $2 million. Other expense, net of $14 million in 2002 included net losses on investments of $19 million, which reflect declines in fair values that were deemed other than temporary. Also included in other expense, net in 2002 were foreign exchange gains of $16 million that were substantially offset by write-downs of assets held for sale and asset abandonments of $14 million.

The effective tax rate in 2003 was 22.9%, which includes the impact from the 2003 non-cash charges, compared to 23.6% in 2002, which includes the impact from the 2002 special charges.

Net income and diluted earnings per share in 2003 were $547 million and $2.07 respectively. Non-cash charges in 2003, as discussed earlier, reduced net income by $20 million and diluted earnings per share by 8 cents. Net income and diluted earnings per share in 2002 were $480 million and $1.79, respectively. Special charges reduced net income by $17 million and diluted earnings per share by 6 cents in 2002.

Financial Instrument Market Risk

We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are highly-rated financial institutions. We do not enter into financial instruments for trading or speculative purposes.

Our foreign currency exposure is concentrated in Western Europe, Asia Pacific, Japan and Latin America. We face transactional currency exposures that arise when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than our functional currency. We hedge substantially all such foreign exchange exposures primarily through the use of forward contracts and currency options. We also face currency exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We purchase option and forward contracts to partially protect against adverse foreign exchange rate movements. Gains or losses on our derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed one-time change in foreign exchange rates relative to the U.S. dollar. Fair values were estimated based on market prices, when available, or dealer quotes. The reduction in fair value of our purchased option contracts is limited to the option's fair value. With respect to the derivative instruments outstanding at September 30, 2003, a 10% appreciation of the U.S. dollar over a one-year period would increase pre-tax earnings by $73 million, while a 10% depreciation of the U.S. dollar would decrease pre-tax earnings by $37 million. Comparatively, considering our derivative instruments outstanding at September 30, 2002, a 10% appreciation of the U.S. dollar over a one-year period would have increased pre-tax earnings by $27 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by $15 million. These calculations do not reflect the impact of exchange gains or losses on the underlying positions that would partially offset the results of the derivative instruments.

Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. Our debt portfolio at September 30, 2003, is primarily U.S. dollar-denominated, with less than 2% being foreign denominated. Therefore, transaction and translation exposure relating to our debt portfolio is minimal. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and may enter into interest rate swaps to help maintain that balance. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed one-time change in interest rates across all maturities. Fair values were estimated based on dealer quotes. A change in interest rates on short-term debt is assumed to impact earnings and cash flow but not fair value because of the short maturities of these instruments. A change in interest rates on long-term debt is assumed to impact fair value but not earnings or cash flow because the interest rates are fixed. See Note 9 of the Notes to Consolidated Financial Statements for additional discussion of our debt portfolio. Based on our overall interest rate exposure at September 30, 2003 and 2002, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt and interest rate swaps at September 30, 2003 and 2002 by approximately $35 million and $27 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt and interest rate swaps at both September 30, 2003 and 2002 by approximately $39 million and $30 million, respectively.

See Note 10 of the Notes to Consolidated Financial Statements for additional discussion of our outstanding forward exchange contracts, currency options and interest rate swaps at September 30, 2003.

Liquidity and Capital Resources

Cash provided by operations, which continues to be our primary source of funds to finance operating needs and capital expenditures, was $906 million in 2003 compared to $836 million in 2002. Cash provided by operations was reduced by $100 million in both 2003 and 2002, reflecting the impact of cash contributions to the U.S. pension plan. Inventories increased by $109 million during 2003 to $795 million, due primarily to foreign currency translation adjustments and inventory of blood glucose monitoring products in anticipation of future sales.

Capital expenditures were $261 million in 2003, compared to $260 million in the prior year. Medical and Diagnostics capital spending, which totaled $167 million and $62 million, respectively in 2003, included spending for various capacity expansions as well as safety-engineered devices. Biosciences capital spending, which totaled $22 million in 2003, included spending on new products and manufacturing capacity expansions.

Net cash used for financing activities was $292 million in 2003 as compared to $314 million during 2002. At September 30, 2003, 3.6 million common shares remained under a January 2003 Board of Directors' resolution that authorized the repurchase of up to 10 million common shares. Total debt at September 30, 2003, was $1.3 billion compared with $1.2 billion at September 30, 2002. Short-term debt declined to 9% of total debt at year-end, from 35% at the end of 2002. This change was attributable to the issuance to the public in April 2003 of $200 million of 10-year 4.55% Notes and $200 million of 15-year 4.9% Notes, the net proceeds from which were used to repay commercial paper. Floating rate debt was 55% of total debt at the end of 2003 and 59% of total debt at the end of 2002. Our weighted average cost of total debt at the end of 2003 was 3.8%, down slightly from 4% at the end of last year due to lower short-term interest rates. Debt-to-capitalization at year-end improved to 30.4% from 32.6% last year. Cash and equivalents were $520 million and $243 million at September 30, 2003 and 2002, respectively.

We use commercial paper to meet our short-term financing needs, including working capital requirements. We have available a $900 million syndicated credit facility, consisting of a $450 million five-year line of credit maturing in August 2006 and a $450 million 364-day line of credit maturing in August 2004. The facility contains a single financial covenant relating to our interest coverage ratio. It can be used to support our commercial paper program, under which there was $100 million outstanding at September 30, 2003, or for other general corporate purposes. There were no borrowings outstanding under the facility at September 30, 2003. In addition, we have informal lines of credit outside the United States. At September 30, 2003, our long-term debt was rated "A2" by Moody's and "A+" by Standard and Poor's and our commercial paper ratings were "P-1" by Moody's and "A-1" by Standard and Poor's. Given the availability of these facilities and our strong credit ratings, we continue to have a high degree of confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

Return on equity was 20.3% in 2003 compared with 20.0% in 2002.

Other Matters

We believe that the non-discretionary nature of our core products, our international diversification, and our ability to meet the needs of the worldwide healthcare industry with cost-effective and innovative products will continue to cushion the long-term impact on BD of potential economic and political dislocations in the countries in which we do business, including the effects of possible healthcare system reforms. In 2003, inflation did not have a material impact on our overall operations.

Use of Non-GAAP Financial Measures

When discussing our financial performance, we at times will present certain non-GAAP (generally accepted accounting principles) financial measures, as follows:

- We present revenue growth rates at constant foreign exchange rates. We believe that presenting growth rates at constant foreign exchange rates allows investors to view the actual operating results of BD and of its segments without the impact of fluctuations in foreign currency exchange rates, thereby facilitating comparisons to prior periods.
- We present earnings per share and other financial measures after excluding the impact of significant charges, and the impact of unusual or non-recurring items. We believe that excluding such impact from these financial measures allows investors to more easily compare BD's financial performance to prior periods and to understand the operating results of BD without the effects of these significant charges and unusual or non-recurring items.

BD's management considers these non-GAAP financial measures internally in evaluating BD's performance. Investors should consider these non-GAAP measures in addition to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.

Litigation–Other than Environmental

In 1986, we acquired a business that manufactured, among other things, latex surgical gloves. In 1995, we divested this glove business. We, along with a number of other manufacturers, have been named as a defendant in approximately 523 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter *In re Latex Gloves Products Liability Litigation* (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 367 of these cases have been closed with no liability to BD (313 of which were closed with prejudice), and 28 cases have been settled for an aggregate de minimis amount. We are vigorously defending these remaining lawsuits.

We, along with another manufacturer and several medical product distributors, are named as a defendant in four product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. Generally, the remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by BD and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions. We had previously been named as a defendant in seven similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the four pending suits:

- In Ohio, *Grant vs. Becton Dickinson et al.* (Case No. 98CVB075616, Franklin County Court), which was filed on July 22, 1998, the Court of Appeals, by order dated June 3, 2003, reversed the trial court's granting of class certification and remanded the case for a determination of whether the class can be redefined, or the action should be dismissed.
- In Illinois, *McCaster vs. Becton Dickinson et al.* (Case No. 98L09478, Cook County Circuit Court), which was filed on August 13, 1998, the court issued an order on November 22, 2002, denying plaintiff's renewed motion for class certification. The plaintiff has voluntarily dismissed the action without prejudice and with leave to re-file within one year.
- In Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states, in state court in Oklahoma, under the caption *Palmer vs. Becton Dickinson et al.* (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998, and in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998.

We continue to oppose class action certification in these cases and will continue to vigorously defend these lawsuits, including pursuing all appropriate rights of appeal.

BD has insurance policies in place, and believes that a substantial portion of potential liability, if any, in the latex and class action matters will be covered by insurance. In order to protect our rights to additional coverage, we filed an action for declaratory judgement under the caption *Becton Dickinson and Company vs. Adriatic Insurance Company et al.* (Docket No. MID-L-3649-99MT, Middlesex County Superior Court) in New Jersey state court. We have withdrawn this action, with the right to re-file, so that settlement discussions with the insurance companies may proceed. We have established reserves to cover reasonably anticipated legal defense costs in all product liability lawsuits, including the needlestick class action and latex matters. With regard to the latex matters, we recorded special charges in 2000 and 1998 of $20 million and $12 million, respectively. Based on a review of available information at that time, these charges were recorded to reflect the minimum amount within the then most probable range of current estimates of litigation defense costs. We do not anticipate incurring significant one-time charges, similar to 2000 and 1998, relating to the latex matters in future years.

On November 6, 2003, a class action complaint was filed against BD in the Supreme Court of British Columbia under the caption *Danielle Cardozo, by her litigation guardian Darlene Cardozo v. Becton, Dickinson and Company* (Civil

Action No. S83059) alleging personal injury to all persons in British Columbia that received test results generated by the *BD ProbeTec ET* instrument. Plaintiffs seek money damages in an as yet undisclosed amount. We are assessing this action, and intend to vigorously defend this matter.

On January 17, 2003, Retractable Technologies, Inc. ("RTI" or "plaintiff") filed a third amended complaint against BD, another manufacturer and two group purchasing organizations ("GPO's") under the caption *Retractable Technologies, Inc. vs. Becton Dickinson and Company, et al.* (Civil Action No. 501 CV 036, United States District Court, Eastern District of Texas). Plaintiff alleges that BD and other defendants conspired to exclude it from the market and to maintain BD's market share by entering into long-term contracts in violation of state and Federal antitrust laws. Plaintiff also has asserted claims for business disparagement, common law conspiracy, and tortious interference with business relationships. Plaintiff seeks money damages in an as yet undisclosed amount. On October 6, 2003, BD filed a motion for summary judgment. Argument of that motion has been scheduled for December 11, 2003, and a trial date has been set for February 3, 2004. We continue to vigorously defend this matter.

We also are involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

We currently are engaged in discovery or are otherwise in the early stages with respect to certain of the litigation to which we are a party, and therefore, it is difficult to predict the outcome of such litigation. In addition, given the uncertain nature of litigation generally and of the current litigation environment, it is difficult to predict the outcome of any litigation regardless of its stage. A number of the cases pending against BD present complex factual and legal issues and are subject to a number of variables, including, but not limited to, the facts and circumstances of each particular case, the jurisdiction in which each suit is brought, and differences in applicable law. As a result, we are not able to estimate the amount or range of loss that could result from an unfavorable outcome of such matters. In accordance with generally accepted accounting principles, we establish reserves to the extent probable future losses are estimable. While we believe that the claims against BD are without merit and, upon resolution, should not have a material adverse effect on BD, in view of the uncertainties discussed above, we could incur charges in excess of currently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid. We continue to believe that we have a number of valid defenses to each of the suits pending against BD and are engaged in a vigorous defense of each of these matters.

Environmental Matters

We believe that our operations comply in all material respects with applicable laws and regulations. We are a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. We accrue costs for estimated environmental liabilities based upon our best estimate within the range of probable losses, without considering possible third-party recoveries. While we believe that, upon resolution, the environmental claims against BD should not have a material adverse effect on BD, we could incur charges in excess of presently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid.

2002 Compared With 2001

Worldwide revenues in 2002 were $4 billion, an increase of 8% over 2001 and resulted primarily from volume increases in all segments. Sales of safety-engineered devices grew 38% to $573 million.

Medical revenues in 2002 of $2.2 billion increased 7% over 2001 or 8%, excluding the effect of unfavorable foreign currency translation of 1%. The primary growth drivers were the conversion to safety-engineered devices, which accounted for $353 million in revenues compared with $253 million in the prior year. Also contributing to the growth of this segment were sales of worldwide prefillable drug delivery devices, which grew $48 million or 17%. Medical revenue growth was partly offset by reduced sales of conventional devices in the United States due to the transition to safety-engineered devices and, to a lesser extent, by lower U.S. sales of Diabetes Care products, reflecting the unfavorable effects of redirecting promotional efforts toward branded insulin syringe sales at the retail level and revisions to sales and inventory estimates provided to us from distribution channel partners.

Medical operating income was $470 million in 2002 compared with $447 million in 2001. Medical operating income in 2002 included $23 million of special charges, net of reversals, and $7 million of related manufacturing restructuring costs, as discussed above. Medical operating income in 2001 included $17 million of goodwill amortization recorded prior to the adoption of SFAS Nos. 141 and 142, as discussed below. Excluding these items in both years, the increase in Medical operating income reflects gross profit margin improvement resulting from continued conversion to safety-engineered devices from conventional products. Medical operating income was negatively impacted by economic conditions in Latin America and the impact of the above-mentioned factors affecting the Diabetes Care unit.

Diagnostics revenues in 2002 of $1.2 billion rose 7% over 2001 or 8%, excluding the effect of unfavorable foreign currency translation of 1%. Major elements comprising this underlying revenue growth were the continued conversion to safety-engineered products in the Preanalytical Systems unit of the segment, which accounted for $220 million in revenues compared with $163 million in 2001. Diagnostics revenue growth was partly offset by reduced sales of conventional devices in the United States. Revenue growth was favorably impacted by incremental *BD ProbeTec ET* system sales of $19 million over 2001 in the Diagnostic Systems unit of the segment.

Diagnostics operating income was $251 million in 2002 compared with $213 million in 2001. Excluding goodwill amortization of $6 million in 2001, the increase in Diagnostics operating income reflects gross profit margin improvement resulting from continued conversion to safety-engineered devices from conventional products and the improved profitability of the *BD ProbeTec ET* platform.

Biosciences revenues in 2002 of $645 million increased 9% over 2001 or 10%, excluding the effect of unfavorable foreign currency translation of 1%. This growth was led by sales of Immunocytometry Systems products, particularly *BD FACS* flow cytometry systems, which contributed approximately 5 points of the underlying revenue growth. In addition, sales in the Discovery Labware and Pharmingen units each contributed about 3 points of the underlying revenue growth. Clontech unit revenues decreased about $6 million from 2001 due to continued weakness in some portions of the molecular biology market, largely due to a softness in pharmaceutical/biotech research and development spending, and a shift in pharmaceutical focus from early stage drug target identification to later stage drug development.

Biosciences operating income in 2002 was $117 million compared with $97 million in 2001. Excluding goodwill amortization of $13 million in 2001, the increase in Biosciences operating income reflects improved gross profit margins on Pharmingen reagents and Discovery Labware products due to lower manufacturing costs and shifts to sales of products with higher gross profit margins than the mix of products sold in 2001. Biosciences operating income was negatively impacted primarily by lower margins on Clontech reagents due to the market weakness described above and to a lesser extent by lower margins on flow cytometry products due to competitive pricing pressures and higher manufacturing costs.

On a geographic basis, revenues outside the United States in 2002 increased 7% to $ 1.9 billion. Excluding the estimated impact of unfavorable foreign currency translation of 2%, underlying revenue growth outside the United States was 9%. Revenues in Europe accounted for approximately 5 points of the underlying revenue growth and were led by strong sales of prefillable syringes, *BD FACS* flow cytometry systems and hypodermic products. Revenues in the Asia Pacific region contributed about 2 points of the underlying revenue growth and were led by strong sales growth of Immunocytometry Systems products and I.V. catheters. As indicated earlier, revenues were adversely impacted by economic conditions in Latin America.

Revenues in the United States in 2002 of $2.2 billion increased 8%, primarily from strong sales of safety-engineered devices. This growth was partly offset by reduced sales of conventional devices. Revenue growth was offset by lower sales of Diabetes Care products and Clontech reagent revenues, as discussed above.

Gross profit margin was 48.3% in 2002, compared with 48.9% in 2001. Higher gross margins from sales of our safety-engineered products were more than offset by lower sales of products with overall higher gross profit margins, including insulin syringes and products in the Biosciences segment, as discussed earlier.

Selling and administrative expense of $1 billion in 2002 was 25.6% of revenues, compared to $983 million in 2001, or 26.2% of revenues. Selling and administrative expense in 2001 included $32 million of goodwill amortization.

Investment in research and development in 2002 was $220 million, or 5.5% of revenues, compared with $212 million, or 5.7% of revenues in 2001. Incremental spending was concentrated primarily in the Biosciences segment and in key initiatives, including blood glucose monitoring.

Operating margin in 2002 was 16.8% of revenues, compared with 17% in 2001. Operating income in 2002 of $676 million included $22 million of special charges and $7 million of other manufacturing restructuring charges. Operating income in 2001 of $638 million included $36 million of goodwill amortization. Excluding these items, the decline in operating margin reflected the decrease in gross profit margin.

Net interest expense of $33 million in 2002 was $22 million lower than in 2001, primarily due to lower interest rates.

Other expense, net of $14 million in 2002 included net losses on investments of $19 million, which reflect declines in fair values that were deemed other than temporary. Also included in other expense, net in 2002 were foreign exchange gains of $16 million that were substantially offset by write-downs of assets held for sale and asset abandonments of $14 million. Other expense, net in 2001 of $6 million, included write-downs of equity investments to fair value of $6 million.

The effective tax rate in 2002 was 23.6% compared to 24.0% in 2001.

Net income and diluted earnings per share in 2002 were $480 million, or $1.79, respectively, compared with $438 million, or $1.63 in 2001, before the cumulative effect of accounting change, as described below. Special charges in 2002 reduced net income and diluted earnings per share, before the cumulative effect of accounting change by $17 million and 6 cents, respectively. In 2001, goodwill amortization reduced net income and diluted earnings per share, before the cumulative effect of accounting change by $28 million and 10 cents, respectively.

We adopted the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101") in the fourth quarter of 2001 and, as a result, recorded the following accounting changes, described below, effective October 1, 2000. We changed our method of accounting for revenue related to branded insulin syringe products that were sold under incentive programs to distributors in the U.S. consumer trade channel. We concluded that the preferable method is to defer revenue recognition until such product is sold by the distributor to the end customer using inventories reported by such distributors. We also changed our accounting method for certain Biosciences instruments to defer revenue from these products until completion of installation at the customer's site. As a result of these accounting changes, we recorded a total cumulative effect of change in accounting principle of $37 million, net of tax in 2001. See Note 2 of the Notes to Consolidated

Financial Statements for additional discussion of the accounting change. Net income and diluted earnings per share in 2001 were $402 million, or $1.49 per share, after reflecting the after-tax cumulative effect of accounting change of $.14 per share.

Cash provided by operations, which continued to be our primary source of funds to finance operating needs and capital expenditures, was $836 million compared to $779 million in 2001. The increase in cash provided by changes in working capital reflects lower trade receivables and inventory levels in 2002.

Capital expenditures were $260 million in 2002, compared to $371 million in 2001. This decline reflects an overall reduction of spending relative to the peak period of capital intensity relating to the conversion of safety-engineered devices. Medical, Diagnostics and Biosciences capital spending totaled $182 million, $42 million and $23 million, respectively in 2002.

Net cash used for financing activities was $314 million in 2002 as compared to $201 million during 2001. The increase in cash used for financing activities was due primarily to the repurchase of 6.6 million shares of our common stock for $224 million during 2002. Total debt at September 30, 2002, remained virtually unchanged from the prior year. Short-term debt was 35% of total debt at year-end, compared to 37% at the end of 2001. Floating rate debt was 59% of total debt at the end of 2002 and 69% of total debt at the end of 2001. Our weighted average cost of total debt at the end of 2002 was 4%, down from 4.8% at the end of 2001 due to lower short-term interest rates.

Future Impact of Currently Known Trends

Pension Plan Assets and Assumptions–In order to mitigate a reduction in the market value of assets held by our U.S. pension plan during fiscal years 2002 and 2001, resulting from overall declines in the U.S. equity markets, we made funding contributions of $100 million in both fiscal 2003 and 2002 to this plan. Despite these contributions, such market value decline is expected to continue to negatively impact pension expense in 2004. In addition, based on an annual internal study of actuarial assumptions, the discount rate was reduced to 6.25% from 6.75% and the rate of compensation was increased to 4.25% from 4.00%. As a result of these and other developments, the 2004 net periodic benefit cost for the U.S. pension plan is anticipated to be approximately $18 million higher than in 2003.

Pending Adoption of New Accounting Standards–In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 significantly changes whether entities included in its scope are consolidated by their sponsors, transferors or investors. The Interpretation introduces a new consolidation model, "the variable interests model," which determines control based on potential variability in gains and losses of the entity being evaluated for consolidation. Under FIN 46, variable interest entities are to be consolidated if certain conditions are met. Variable interests are contractual, ownership or other interests in an entity that expose their holders to the risks and rewards of the variable interest entity. Variable interests include equity investments, leases, derivatives, guarantees and other instruments whose values change with changes in the variable interest entity's assets. The provisions of the Interpretation, as amended by FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities," are effective for BD as of March 31, 2004, for variable interest entities acquired before February 1, 2003 and immediately for any variable interest entities acquired after January 31, 2003. We are in the process of evaluating the applicability and impact of FIN 46 to certain interests entered into prior to February 1, 2003, although we do not expect that FIN 46 will have a material impact on our consolidated financial position or results of operations in 2004.

On April 30, 2003, the FASB issued Statement No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 149 includes decisions made as part of the Derivatives Implementation Group process that effectively required amendments to Statement No. 133. Statement No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The provisions of Statement No. 149 that relate to Statement No. 133 implementation issues and that have been effective for fiscal quarters that began prior to June 15, 2003, will continue to be applied in accordance with their respective effective dates. This Statement did not impact our consolidated financial position or result of operations in 2003.

Critical Accounting Policies

The Financial Review discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Some of those judgments can be subjective and complex and consequently, actual results could differ from those estimates. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. For any given estimate or assumption made by management, there may also be other estimates or assumptions that are reasonable. However, we believe that given the current facts and circumstances, it is unlikely that applying any such alternative judgments would materially impact the accompanying financial statements. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of BD's consolidated financial statements.

Revenue Recognition–We defer revenue recognition related to branded insulin syringe products that are sold under incentive programs to distributors in the U.S. consumer trade channel. These distributors have implied rights of return on unsold merchandise held by them. We recognize revenue on these products upon the sell-through of the respective product from the distribution channel partner to its end customer. In determining the amount of sales to record each quarter, we rely on independent sales and inventory data provided to us from distribution channel partners. We recognize revenue for certain instruments sold from the Biosciences segment upon installation at the customer's site. In other instances in the Biosciences segment, based upon terms of the sales agreements, we recognize revenue in accordance with Emerging Issues Task Force No. 00-21 "Revenue Arrangements with Multiple Deliverables." These sales agreements have multiple deliverables and as such, are divided into separate units of accounting. Revenue is recognized at the completion of each deliverable. Substantially all other revenue is recognized when products are shipped to customers.

Impairment of Assets–Pursuant to FASB Statement No. 142, goodwill is subject to impairment reviews at least annually, or whenever indicators of impairment arise. Intangible assets other than goodwill and other long-lived assets are reviewed for impairment in accordance with FASB Statement No. 144. Refer to Note 1 of the Notes to Consolidated Financial Statements for further information. Impairment reviews are based on a cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, appropriate discount rates and other assumptions and estimates. The estimates and assumptions used are consistent with BD's business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the asset, and potentially result in different impacts to BD's results of operations. Actual results may differ from management's estimates.

Investments–We hold minority interests in companies having operations or technology in areas within or adjacent to BD's strategic focus. Some of these companies are publicly traded, and for them share prices are available. Some, however, are non-publicly traded and their value is difficult to determine. We write down an investment when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying investments could result in an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future.

Contingencies–We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, product liability and environmental matters, as further discussed in Note 13 of the Notes to Consolidated Financial Statements. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. In accordance with generally accepted accounting principles, we establish reserves to the extent probable future losses are estimable. A determination of the amount of reserves, if any, for these contingencies is made after careful analysis of each individual issue and, when appropriate, is developed after consultation with outside counsel. The reserves may change in the future due to new developments in each matter or changes in our strategy in dealing with these matters.

Benefit Plans–We have significant pension and post-retirement benefit costs and credits that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We consider current market conditions, including changes in interest rates and market returns, in selecting these assumptions. Changes in the related pension and post-retirement benefit costs or credits may occur in the future due to changes in the assumptions. See additional discussion above concerning our U.S. pension plan.

Stock-Based Compensation–As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," we currently account for stock options by the disclosure-only provision of this Statement, and, therefore, we use the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for accounting for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the option grant over the exercise price. We have not incurred any such compensation expense during the last three fiscal years.

If we had elected to account for our stock-based compensation awards issued subsequent to October 1, 1995, using the fair value method, the estimated fair value of awards would have been charged against income on a straight-line basis over the vesting period which generally ranges from zero to four years. For the year ended September 30, 2003, our net income and diluted earnings per share would have been lower by an estimated $36 million and 12 cents, respectively, under the fair value method. This effect may not be representative of the pro forma effect on net income in future years.

Cautionary Statement Pursuant to Private Securities Litigation Reform Act of 1995–"Safe Harbor" for Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of BD. BD and its representatives may from time to time make certain forward-looking statements in publicly-released materials, both written and oral, including statements contained in this report and filings with the Securities and Exchange Commission and in our other reports to shareowners. Forward-looking statements may be identified by the use of words like "plan," "expect," "believe," "intend," "will," "anticipate," "estimate" and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance, as well as our strategy for growth, product development, regulatory approvals, market position and expenditures. All statements that address operating performance or events or developments that we expect or anticipate will occur in the future–including statements relating to volume growth, sales and earnings per share growth and statements expressing views about future operating results–are forward-looking statements within the meaning of the Act.

Forward-looking statements are based on current expectations of future events. The forward-looking statements are and will be based on management's then-current views and assumptions regarding future events and operating performance, and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events and developments or otherwise.

The following are some important factors that could cause our actual results to differ from our expectations in any forward-looking statements:

- Regional, national and foreign economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins.
- Competitive product and pricing pressures and our ability to gain or maintain market share in the global market as a result of actions by competitors, including technological advances achieved and patents attained by competitors, particularly as patents on our products expire. While we believe our opportunities for sustained, profitable growth are considerable, actions of competitors could impact our earnings, share of sales and volume growth.
- Changes in domestic and foreign healthcare resulting in pricing pressures, including the continued consolidation among healthcare providers; trends toward managed care and healthcare cost containment; and government laws and regulations relating to sales and promotion, reimbursement and pricing generally.
- The effects, if any, of governmental and media activities relating to U.S. Congressional hearings regarding the business practices of group purchasing organizations, which negotiate product prices on behalf of their member hospitals with BD and other suppliers.
- Fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships.
- Our ability to obtain the anticipated benefits of any restructuring programs that we may undertake.
- Adoption of or changes in government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxation, environmental matters, sales practices, price controls, licensing and regulatory approval of new products, or changes in enforcement practices with respect to any such laws and regulations.
- The effects, if any, of the Severe Acute Respiratory Syndrome ("SARS") epidemic.
- Difficulties inherent in product development, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, or gain and maintain market approval of products, as well as the possibility of encountering infringement claims by competitors with respect to patent or other intellectual property rights, all of which can preclude or delay commercialization of a product.
- Significant litigation adverse to BD, including product liability claims, patent infringement claims and antitrust claims, as well as other risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings.
- The effects, if any, of adverse media exposure or other publicity regarding BD's business, operations or allegations made or related to litigation pending against BD.
- Our ability to achieve earnings forecasts, which are generated based on projected volumes and sales of many product types, some of which are more profitable than others. There can be no assurance that we will achieve the projected level or mix of product sales.
- The effect of market fluctuations on the value of assets in BD's pension plans and the possibility that BD may need to make additional contributions to the plans as a result of any decline in the value of such assets.
- Our ability to effect infrastructure enhancements and incorporate new systems technologies into our operations.
- Product efficacy or safety concerns resulting in product recalls, regulatory action on the part of the Food and Drug Administration (or foreign counterparts) or declining sales.
- Economic and political conditions in international markets, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders.
- Our ability to penetrate developing and emerging markets, which also depends on economic and political conditions, and how well we are able to acquire or form strategic business alliances with local companies and make necessary infrastructure enhancements to production facilities, distribution networks, sales equipment and technology.
- The impact of business combinations, including acquisitions and divestitures, both internally for BD and externally, in the healthcare industry.
- Issuance of new or revised accounting standards by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board.

The foregoing list sets forth many, but not all, of the factors that could impact our ability to achieve results described in any forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties.

Report of Management

The following consolidated financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States and include, where required, amounts based on the best estimates and judgments of management. The integrity and objectivity of data in the financial statements and elsewhere in this Annual Report are the responsibility of management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures. This control structure is further reinforced by a program of internal audits, including a policy that requires responsive action by management.

The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report follows. Their audits were conducted in accordance with auditing standards generally accepted in the United States and included a review and evaluation of the Company's internal accounting controls to the extent they considered necessary for the purpose of expressing an opinion on the consolidated financial statements. This, together with other audit procedures and tests, was sufficient to provide reasonable assurance as to the fairness of the information included in the consolidated financial statements and to support their opinion thereon.

The Board of Directors monitors the internal control system, including internal accounting controls, through its Audit Committee which consists of five independent Directors. The Audit Committee meets periodically with the independent auditors, internal auditors and financial management to review the work of each and to satisfy itself that they are properly discharging their responsibilities. The independent auditors and internal auditors have full and free access to the Audit Committee and meet with its members, with and without financial management present, to discuss the scope and results of their audits including internal control, auditing and financial reporting matters.

Edward J. Ludwig	John R. Considine	William A. Tozzi
Chairman, President and Chief Executive Officer	Executive Vice President and Chief Financial Officer	Vice President and Controller

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors
Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2003 and 2002, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," (SFAS No. 142) to change its method of accounting for goodwill and other intangible assets.

As discussed in Note 2 to the financial statements, in fiscal year 2001 the Company changed its method of accounting for revenue recognition in accordance with guidance provided in Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Ernst & Young LLP

New York, New York
November 6, 2003

Financial Statements

Consolidated Statements of Income
Years Ended September 30
Thousands of dollars, except per-share amounts

	2003	2002	2001
Operations			
Revenues	$ 4,527,940	$ 4,033,069	$3,746,182
Cost of products sold	2,336,290	2,083,669	1,913,292
Selling and administrative expense	1,207,464	1,032,043	983,296
Research and development expense	235,060	220,186	211,834
Special charges	—	21,508	—
Total Operating Costs and Expenses	3,778,814	3,357,406	3,108,422
Operating Income	749,126	675,663	637,760
Interest expense, net	(36,560)	(33,304)	(55,414)
Other expense, net	(2,860)	(13,770)	(5,596)
Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle	709,706	628,589	576,750
Income tax provision	162,650	148,607	138,348
Income Before Cumulative Effect of Change in Accounting Principle	547,056	479,982	438,402
Cumulative effect of change in accounting principle, net of tax	—	—	(36,750)
Net Income	$ 547,056	$ 479,982	$ 401,652
Basic Earnings Per Share			
Before Cumulative Effect of Change in Accounting Principle	$ 2.14	$ 1.85	$ 1.69
Cumulative effect of change in accounting principle, net of tax	—	—	(0.14)
Basic Earnings Per Share	$ 2.14	$ 1.85	$ 1.55
Diluted Earnings Per Share			
Before Cumulative Effect of Change in Accounting Principle	$ 2.07	$ 1.79	$ 1.63
Cumulative effect of change in accounting principle, net of tax	—	—	(0.14)
Diluted Earnings Per Share	$ 2.07	$ 1.79	$ 1.49

See notes to consolidated financial statements

Consolidated Statements of Comprehensive Income
Years Ended September 30
Thousands of dollars

	2003	2002	2001
Net Income	**$ 547,056**	$479,982	$401,652
Other Comprehensive Income (Loss), Net of Tax			
Foreign currency translation adjustments	**207,107**	16,472	(38,704)
Minimum pension liability adjustment	**(9,248)**	(77,661)	—
Unrealized gains (losses) on investments, net of amounts recognized	**9,653**	4,005	(3,616)
Unrealized losses on cash flow hedges, net of amounts realized	**(5,499)**	(380)	(4,013)
Other Comprehensive Income (Loss), Net of Tax	**202,013**	(57,564)	(46,333)
Comprehensive Income	**$ 749,069**	$422,418	$355,319

See notes to consolidated financial statements

Consolidated Balance Sheets
September 30
Thousands of dollars, except per-share amounts and numbers of shares

	2003	2002
Assets		
Current Assets		
Cash and equivalents	**$ 519,886**	$ 243,115
Short-term investments	**—**	1,850
Trade receivables, net	**781,342**	745,998
Inventories	**795,014**	686,219
Prepaid expenses, deferred taxes and other	**242,327**	240,048
Total Current Assets	**2,338,569**	1,917,230
Property, Plant and Equipment, Net	**1,844,771**	1,765,730
Goodwill, Net	**536,788**	492,327
Core and Developed Technology, Net	**242,683**	283,166
Other Intangibles, Net	**111,713**	126,758
Capitalized Software, Net	**305,608**	284,109
Other	**192,121**	159,663
Total Assets	**$ 5,572,253**	$5,028,983
Liabilities		
Current Liabilities		
Short-term debt	**$ 121,920**	$ 434,642
Accounts payable	**221,462**	224,645
Accrued expenses	**362,862**	310,238
Salaries, wages and related items	**262,144**	225,694
Income taxes	**74,986**	52,873
Total Current Liabilities	**1,043,374**	1,248,092
Long-Term Debt	**1,184,031**	802,967
Long-Term Employee Benefit Obligations	**328,807**	391,607
Deferred Income Taxes and Other	**119,087**	105,459
Commitments and Contingencies	**—**	—
Shareholders' Equity		
ESOP convertible preferred stock–$1 par value: authorized–1,016,949 shares; issued and outstanding–583,753 shares in 2003 and 639,262 shares in 2002	**34,448**	37,945
Preferred stock, series A–$1 par value: authorized–500,000 shares; none issued	**—**	—
Common stock–$1 par value: authorized–640,000,000 shares; issued–332,662,160 shares in 2003 and 2002	**332,662**	332,662
Capital in excess of par value	**257,178**	185,122
Retained earnings	**3,950,592**	3,507,349
Unearned ESOP compensation	**(3,693)**	(7,847)
Deferred compensation	**8,974**	8,496
Common shares in treasury–at cost–81,528,882 shares in 2003 and 77,132,248 shares in 2002	**(1,439,934)**	(1,137,583)
Accumulated other comprehensive loss	**(243,273)**	(445,286)
Total Shareholders' Equity	**2,896,954**	2,480,858
Total Liabilities and Shareholders' Equity	**$ 5,572,253**	$5,028,983

See notes to consolidated financial statements

Consolidated Statements of Cash Flows
Years Ended September 30
Thousands of dollars

	2003	2002	2001
Operating Activities			
Net income	**$ 547,056**	$ 479,982	$ 401,652
Adjustments to net income to derive net cash provided by operating activities:			
Depreciation and amortization	**344,456**	304,865	305,700
Pension contribution	**(100,000)**	(100,000)	—
Deferred income taxes	**(1,029)**	57,202	37,400
Losses on investments	**4,116**	18,576	—
Impairment of intangible assets	**30,138**	—	—
Cumulative effect of change in accounting principle, net of tax	**—**	—	36,750
Non-cash special charges	**—**	6,526	—
Change in operating assets (excludes impact of acquisitions):			
Trade receivables	**33,168**	32,585	(34,063)
Inventories	**(43,818)**	21,112	(32,290)
Prepaid expenses, deferred taxes and other	**10,160**	(222)	(18,652)
Accounts payable, income taxes and other liabilities	**64,454**	(1,241)	67,519
Other, net	**16,999**	16,648	14,629
Net Cash Provided by Operating Activities	**905,700**	836,033	778,645
Investing Activities			
Capital expenditures	**(261,043)**	(259,703)	(370,754)
Capitalized software	**(64,776)**	(81,376)	(72,231)
Proceeds (purchases) of short-term investments, net	**1,975**	3,054	(530)
Purchases of long-term investments	**(4,399)**	(3,397)	(24,938)
Acquisitions of businesses, net of cash acquired	**—**	—	(30,953)
Proceeds from sales of long-term investments	**—**	4,598	7,632
Other, net	**(21,112)**	(24,297)	(50,155)
Net Cash Used for Investing Activities	**(349,355)**	(361,121)	(541,929)
Financing Activities			
Change in short-term debt	**(320,765)**	(18,819)	(82,600)
Proceeds of long-term debt	**404,683**	4,526	2,987
Payment of long-term debt	**(8,055)**	(11,096)	(103,104)
Repurchase of common stock	**(349,998)**	(223,961)	—
Issuance of common stock	**86,618**	38,069	82,925
Dividends paid	**(104,148)**	(102,459)	(101,329)
Net Cash Used for Financing Activities	**(291,665)**	(313,740)	(201,121)
Effect of exchange rate changes on cash and equivalents	**12,091**	(186)	(2,662)
Net Increase in Cash and Equivalents	**276,771**	160,986	32,933
Opening Cash and Equivalents	**243,115**	82,129	49,196
Closing Cash and Equivalents	**$ 519,886**	$ 243,115	$ 82,129

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

Thousands of dollars, except per-share amounts and numbers of shares

Index

1 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Becton, Dickinson and Company and its majority-owned subsidiaries ("Company") after the elimination of intercompany transactions.

Reclassifications

The Company has reclassified certain prior year information to conform with the current year presentation.

Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates market. The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. During the fourth quarter of 2003, the Company changed its method of determining cost for inventory previously determined under the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method, as discussed in Note 2.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives, which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and two to 20 years for leasehold improvements. Depreciation expense was $221,235, $201,558, and $179,411 in fiscal 2003, 2002, and 2001, respectively.

Intangibles

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001, as discussed in Note 2. As a result, goodwill is no longer amortized, but instead is reviewed annually for impairment in accordance with the provisions of the Statement. In reviewing goodwill for impairment, potential impairment is identified by comparing the fair value of a reporting unit with its carrying value. Core and developed technology continues to be amortized over periods ranging from 15 to 20 years, using the straight-line method. Both goodwill and core and developed technology arise from acquisitions. Other intangibles with finite useful lives, which include patents, are amortized over periods principally ranging from two to 40 years, using the straight-line method. These intangibles, including core and developed technology, are periodically reviewed to assess recoverability from future operations using undiscounted cash flows in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." To the extent carrying value exceeds fair value, an impairment loss is recognized in operating results. Other intangibles also include certain trademarks that are considered to have indefinite lives, as they are expected to generate cash flows indefinitely. Therefore, in accordance with the provisions of SFAS No. 142, these trademarks are no longer amortized but are reviewed annually for impairment. See Note 2 for further discussion.

Capitalized Software

Capitalized software primarily represents costs associated with our enterprise-wide program to upgrade our business information systems, known internally as ("Genesis"). The costs associated with the Genesis program will be fully amortized by 2009, with amortization expense being primarily reported as Selling and administrative expense. Amortization expense was $52,642, $31,330 and $18,525 for 2003, 2002 and 2001, respectively.

Foreign Currency Translation

Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in Accumulated other comprehensive loss.

Revenue Recognition

Revenue is recognized on the sale of certain instruments in the Biosciences segment upon completion of installation at the customer's site. In other instances in the Biosciences segment, based upon the terms of sales arrangements entered into beginning in the fourth quarter of 2003, the Company began to recognize revenue in accordance with Emerging Issues Task Force ("EITF") No. 00-21 "Revenue Arrangements with Multiple Deliverables." These sales arrangements have multiple deliverables and, as such, are divided into separate units of accounting. Revenue and cost of products sold is recognized at the completion of each deliverable.

The Company defers revenue recognition related to branded insulin syringe products that are sold under incentive programs to distributors in the U.S. consumer trade channel. These distributors have implied rights of return on unsold merchandise held by them. Revenue is recognized for these sales upon the sell-through of such product from the distribution channel partner to the end customer. See Note 2 for additional discussion.

Substantially all other revenue is recognized when products are shipped to customers.

Shipping and Handling Costs

Shipping and handling costs are included in Selling and administrative expense. Shipping expense was $191,048, $174,942, and $164,401 in 2003, 2002, and 2001, respectively.

Warranty

Estimated future warranty obligations related to applicable products are provided by charges to operations in the period in which the related revenue is recognized.

Derivative Financial Instruments

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, all derivatives are recorded in the balance sheet at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. See Note 10 for additional discussion on financial instruments.

Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company hedges its foreign currency exposures by entering into offsetting forward exchange contracts and currency options, when it deems appropriate. The Company utilizes interest rate swaps, interest rate caps, interest rate collars, and forward rate agreements to manage its exposure to fluctuating interest rates. The Company does not use derivative financial instruments for trading or speculative purposes.

Any deferred gains or losses associated with derivative instruments, which on infrequent occasions may be terminated prior to maturity, are recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resultant gain or loss would be recognized in income.

Income Taxes

United States income taxes are not provided on substantially all undistributed earnings of foreign subsidiaries since the subsidiaries reinvest such earnings or remit them to the Company without tax consequence. Income taxes are provided and tax credits are recognized based on tax laws enacted at the dates of the financial statements.

Earnings Per Share

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates or assumptions affect reported assets, liabilities, revenues and expenses as reflected in the financial statements. Actual results could differ from these estimates.

Stock-Based Compensation

Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price.

The following pro-forma net income and earnings per share information has been determined as if the Company had accounted for its stock-based compensation awards issued subsequent to October 1, 1995 using the fair value method. Under the fair value method, the estimated fair value of awards would be charged against income on a straight-line basis over the vesting period which generally ranges from zero to four years. The pro-forma effect on net income for 2003, 2002, and 2001 may not be representative of the pro-forma effect on net income in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extends beyond the reported years.

	Twelve months ended September 30		
	2003	2002	2001
Net Income, as reported	**$547,056**	$479,982	$401,652
Less stock-based compensation expense, net of tax	**35,941**	34,890	33,517
Pro-forma net income	**$511,115**	$445,092	$368,135
Reported earnings per share:			
Basic	**$ 2.14**	$ 1.85	$ 1.55
Diluted	**$ 2.07**	$ 1.79	$ 1.49
Pro-forma earnings per share:			
Basic	**$ 2.00**	$ 1.72	$ 1.42
Diluted	**$ 1.95**	$ 1.66	$ 1.37

The pro-forma amounts and fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002, and 2001: risk free interest rates of 3.66%, 4.50%, and 5.57%, respectively; expected volatility of 33.2%, 33.0%, and 32.8%, respectively; expected dividend yields of 1.21%, 1.16% and 1.09%, respectively; and expected lives of six years for each year presented.

2 Accounting Changes

Inventories

During the fourth quarter of 2003, the Company changed its method of determining cost for its inventory previously determined under the LIFO method to the FIFO method. As a result of operating efficiencies and cost reductions, the Company believes that the FIFO method is preferable because it better measures the current cost of such inventories and provides a more appropriate matching of revenues and expenses. The change to the FIFO method has been retroactively applied by restating the accompanying financial statements. There was no impact to the Consolidated Statements of Income for all periods presented. The Consolidated Balance Sheets have been restated to reflect a reduction in inventories of $11,477, a reduction in retained earnings of $7,116 and a reduction in deferred tax liabilities of $4,361 for all periods presented.

Goodwill and Other Intangible Assets

Effective October 1, 2001, the Company adopted the provisions of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141, among other things, changes the criteria for recognizing intangible assets apart from goodwill. SFAS No. 142 stipulates that goodwill and indefinite-lived intangible assets will no longer be amortized, but instead will be periodically reviewed for impairment. Diluted earnings per share for fiscal 2002 reflect an approximate ten-cent benefit from the adoption of SFAS No. 142.

Upon adoption of these Statements, the Company reclassified approximately $28,500 of assets from Other Intangibles, Net to Goodwill, Net, primarily related to assembled workforce. These assets did not meet the criteria for recognition apart from goodwill under SFAS No. 141. Of this amount, approximately $18,400 related to the Biosciences segment and approximately $10,100 related to the Medical segment. The Company also ceased amortizing certain trademarks that were deemed to have indefinite lives as they are expected to generate cash flows indefinitely. The following table reconciles reported net income to that which would have been reported if the current method of accounting for goodwill and indefinite-lived asset amortization was used for the year ended September 30, 2001:

	2003	2002	2001
Reported Net Income	**$547,056**	$479,982	$401,652
Goodwill Amortization	**—**	—	25,943
Amortization of Indefinite-Lived Intangible Assets	**—**	—	1,307
Adjusted Net Income	**$547,056**	$479,982	$428,902
Basic Earnings Per Share	**$ 2.14**	$ 1.85	$ 1.55
Goodwill Amortization	**—**	—	.10
Amortization of Indefinite-Lived Intangible Assets	**—**	—	.01
Adjusted Basic Earnings Per Share	**$ 2.14**	$ 1.85	$ 1.66
Diluted Earnings Per Share	**$ 2.07**	$ 1.79	$ 1.49
Goodwill Amortization	**—**	—	.10
Amortization of Indefinite-Lived Intangible Assets	**—**	—	—
Adjusted Diluted Earnings Per Share	**$ 2.07**	$ 1.79	$ 1.59

Intangible amortization expense was $36,388, $37,753 and $73,985 in 2003, 2002 and 2001, respectively. The estimated aggregate amortization expense for the fiscal years ending September 30, 2004 to 2008 are as follows: 2004–$34,100; 2005–$32,700; 2006–$30,000; 2007–$29,800; 2008–$28,900.

Intangible assets at September 30 consisted of:

	2003		2002	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
Core and Developed Technology	**$352,372**	**$109,689**	$370,044	$ 86,878
Patents, Trademarks, & Other	**314,211**	**217,635**	308,202	199,065
Total	**$666,583**	**$327,324**	$678,246	$285,943
Unamortized intangible assets				
Goodwill[a]	**$536,788**		$492,327	
Trademarks[b]	**15,137**		17,621	
Total	**$551,925**		$509,948	

(a) Net of accumulated amortization of $187,340 in 2003 and $175,903 in 2002

(b) Net of accumulated amortization of $6,175 in 2003 and 2002

The change in the carrying amount of goodwill for the year ended September 30, 2003 relates to foreign currency translation adjustments.

During the third quarter of fiscal 2003, the Company decided to discontinue the development of certain products and product applications associated with the *BD IMAGN* instrument platform in the Biosciences segment. As a result, the Company recorded an impairment loss of $26,717 in cost of products sold. This loss included the write-down of $25,230 of core and developed technology, $960 of indefinite-lived trademarks, and $527 of licenses. The impairment loss was calculated in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." During 2003, additional asset impairment losses of indefinite-lived trademarks amounted to $1,524.

Revenue Recognition

Effective October 1, 2000, the Company changed its method of revenue recognition for certain products in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"). As a result, the Company recorded the following accounting changes.

The Company changed its accounting method for revenue recognition related to branded insulin syringe products that are sold to distributors in the U.S. consumer trade channel. These products were predominately sold under incentive programs, and these distributors have implied rights of return on unsold merchandise held by them. The Company previously recognized this revenue upon shipment to these distributors, net of appropriate allowances for sales returns. Effective October 1, 2000, the Company changed its method of accounting for revenue related to these product sales to recognize such revenues upon the sell-through of the respective product from the distribution channel partner to the end customer using inventories reported by such distributors. The Company believes this change in accounting principle is the preferable method. The cumulative effect of this change in accounting method was a charge of $52,184 or $30,789, net of taxes.

The Company also changed its accounting method for recognizing revenue on certain instruments in the Biosciences segment. Prior to the adoption of SAB 101, the Company's accounting policy was to recognize revenue upon delivery of instruments to customers but prior to installation at the customer's site. The Company had routinely completed such installation services successfully in the past, but a substantive effort is required for the installation of these instruments and only the Company can perform the service. Therefore, effective October 1, 2000, the Company began to recognize revenues for these instruments upon completion of installation at the customer's site. The cumulative effect of this change in accounting method was a charge of $9,772, or $5,961 net of taxes.

The total cumulative effect of these accounting changes on prior years resulted in an after-tax charge to income of $36,750 for the year ended September 30, 2001. Of the $80,700 of revenues included in the cumulative effect adjustment, $44,300 and $28,500 were included in the restated revenues for the first and second quarters of fiscal 2001, respectively, with the remainder substantially recognized by the end of the third quarter. The adoption of SAB 101 increased Biosciences revenues for 2001 by approximately $3,400 and decreased Medical revenues for 2001 by about $3,100. Consequently, the adoption of SAB 101 did not have a material effect on revenues for the year ended September 30, 2001.

As of September 30, 2003 and 2002, the deferred profit balances recorded as Accrued Expenses were $14,474 and $10,807, respectively.

Adoption of New Accounting Standards

On April 30, 2003, the FASB issued Statement No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 149 includes decisions made as part of the Derivatives Implementation Group process that effectively required amendments to Statement No. 133. Statement No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of Statement No. 149 that relate to Statement No. 133 implementation issues and that have been effective for fiscal quarters that began prior to June 15, 2003 will continue to be applied in accordance with their respective effective dates. This Statement had no impact on the Company's consolidated financial position or results of operations in 2003.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 significantly changes whether entities included in its scope are consolidated by their sponsors, transferors or investors. The Interpretation introduces a new consolidation model, "the variable interests model," which determines control based on potential variability in gains and losses of the entity being evaluated for consolidation. Under FIN 46, variable interest entities are to be consolidated if certain conditions are met. Variable interests are contractual, ownership or other interests in an entity that expose their holders to the risks and rewards of the variable interest entity. Variable interests include equity investments, leases, derivatives, guarantees and other instruments whose values change with changes in the variable interest entity's assets. The provisions of the Interpretation, as amended by FIN 46-6 "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities," are effective for the Company as of March 31, 2004, for variable interest entities acquired before February 1, 2003 and immediately for any variable interest entities acquired after January 31, 2003. The Company is in the process of evaluating the applicability and impact of FIN 46 to certain interests entered into prior to February 1, 2003, although the Company does not expect that FIN 46 will have a material impact on its consolidated financial position or results of operations in 2004.

3 Employee Stock Ownership Plan/ Savings Incentive Plan

The Company has an Employee Stock Ownership Plan ("ESOP") as part of its voluntary defined contribution plan (Savings Incentive Plan) covering most domestic employees. The ESOP is intended to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's salary. To accomplish this, in 1990, the ESOP borrowed $60,000 in a private debt offering and used the proceeds to buy the Company's ESOP convertible preferred stock. Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 6.4 shares of the Company's common stock. The preferred stock pays an annual dividend of $3.835 per share, a portion of which is used by the ESOP, together with the Company's contributions, to repay the ESOP debt. Since the ESOP debt is guaranteed by the Company, it is reflected on the consolidated balance sheet as short-term and long-term debt with a related amount shown in the shareholders' equity section as Unearned ESOP compensation.

The amount of ESOP expense recognized is equal to the cost of the preferred shares allocated to plan participants and the ESOP interest expense for the year, reduced by the amount of dividends paid on the preferred stock.

Selected financial data pertaining to the ESOP/Savings Incentive Plan follows:

	2003	2002	2001
Total expense of the Savings Incentive Plan	**$2,626**	$2,737	$2,989
Compensation expense (included in total expense above)	**$2,168**	$1,863	$1,855
Dividends on ESOP shares used for debt service	**$2,344**	$2,553	$2,721
Number of preferred shares allocated at September 30	**500,807**	476,938	457,921

The Company guarantees employees' contributions to the fixed income fund of the Savings Incentive Plan. The amount guaranteed was $120,961 at September 30, 2003.

4 Benefit Plans

The Company has defined benefit pension plans covering substantially all of its employees in the United States and certain foreign locations. The Company also provides certain postretirement healthcare and life insurance benefits to qualifying domestic retirees. Postretirement benefit plans in foreign countries are not material.

The Company made a $100 million cash contribution to the U.S. pension plan in both 2003 and 2002. The Company made these contributions to offset the impact of the decline in the market value of pension assets during fiscal years 2002 and 2001.

The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets at September 30, 2003 and 2002 for these plans were as follows:

	Pension Plans		Other Postretirement Benefits	
	2003	2002	**2003**	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 852,922**	$ 707,392	**$ 222,374**	$ 200,011
Service cost	**44,798**	35,702	**3,159**	2,609
Interest cost	**54,072**	49,095	**14,484**	14,419
Plan amendments	**894**	4,220	**—**	—
Benefits paid	**(49,891)**	(41,064)	**(15,449)**	(18,497)
Actuarial loss	**129,493**	84,547	**30,538**	23,832
Other, includes translation	**26,357**	13,030	**—**	—
Benefit obligation at end of year	**$1,058,645**	$ 852,922	**$ 255,106**	$ 222,374
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 519,161**	$ 490,913	**—**	$ —
Actual return on plan assets	**82,973**	(50,215)	**—**	—
Employer contribution	**112,132**	110,325	**—**	—
Benefits paid	**(49,891)**	(41,064)	**—**	—
Other, includes translation	**21,210**	9,202	**—**	—
Fair value of plan assets at end of year	**$ 685,585**	$ 519,161	**—**	$ —
Funded status:				
Unfunded benefit obligation	**$ (373,060)**	$(333,761)	**$(255,106)**	$(222,374)
Unrecognized net transition obligation	**1,308**	1,241	**—**	—
Unrecognized prior service cost	**3,236**	2,992	**(31,619)**	(37,919)
Unrecognized net actuarial loss	**392,912**	307,067	**88,297**	61,904
Prepaid (accrued) benefit cost	**$ 24,396**	$ (22,461)	**$(198,428)**	$(198,389)
Amounts recognized in the consolidated balance sheets consisted of:				
Prepaid benefit cost	**$ 13,684**	$ 13,258	**$ —**	$ —
Accrued benefit liability	**(132,220)**	(168,907)	**(198,428)**	(198,389)
Intangible asset	**3,156**	2,918	**—**	—
Accumulated other comprehensive income before income taxes	**139,776**	130,270	**—**	—
Net amount recognized	**$ 24,396**	$ (22,461)	**$(198,428)**	$(198,389)

Foreign pension plan assets at fair value included in the preceding table were $169,473 and $134,300 at September 30, 2003 and 2002, respectively. The foreign pension plan projected benefit obligations were $232,560 and $189,066 at September 30, 2003 and 2002, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,058,645, $798,059, and $685,585, respectively as of September 30, 2003 and $771,060, $613,018, and $446,908, respectively as of September 30, 2002.

Net pension and postretirement expense included the following components:

	Pension Plans			Other Postretirement Benefits		
	2003	2002	2001	**2003**	2002	2001
Components of net pension and postretirement costs:						
Service cost	**$ 44,798**	$ 35,702	$ 33,121	**$ 3,159**	$ 2,609	$ 2,418
Interest cost	**54,072**	49,095	46,344	**14,484**	14,419	13,841
Expected return on plan assets	**(47,190)**	(52,560)	(58,203)	**—**	—	—
Amortization of prior service cost	**85**	(136)	(282)	**(6,233)**	(6,233)	(6,017)
Amortization of (gain) loss	**13,121**	3,064	(268)	**3,342**	1,626	363
Amortization of net obligation	**11**	12	22	**—**	—	—
Net curtailment gain	**(147)**	—	—	**—**	—	—
Net pension and postretirement costs	**$ 64,750**	$ 35,177	$ 20,734	**$14,752**	$12,421	$10,605

Net pension expense attributable to foreign plans included in the preceding table was $13,302, $8,478, and $7,189 in 2003, 2002, and 2001, respectively.

The assumptions used in determining benefit obligations were as follows:

	Pension Plans		Other Postretirement Benefits	
	2003	2002	**2003**	2002
Discount rate:				
U.S. plans	**6.25%**	6.75%	**6.25%**	6.75%
Foreign plans (average)	**4.90%**	5.18%	**—**	—
Expected return on plan assets[(A)]:				
U.S. plans	**8.00%**	8.00%	**—**	—
Foreign plans (average)	**6.72%**	7.15%	**—**	—
Rate of compensation increase:				
U.S. plans	**4.25%**	4.00%	**4.25%**	4.00%
Foreign plans (average)	**2.92%**	3.17%	**—**	—

(A) Used in the determination of the subsequent year's net pension expense.

At September 30, 2003 the assumed healthcare trend rates were 9% pre and post age 65, decreasing to an ultimate rate of 5% beginning in 2008. At September 30, 2002 the corresponding assumed healthcare trend rates were 10% pre and post age 65 and an ultimate rate of 5% beginning in 2008. A one percentage point increase in assumed healthcare cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 2003 by $11,865 and the aggregate of the service cost and interest cost components of 2003 annual expense by $782. A one percentage point decrease in the assumed healthcare cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2003 by $10,226 and the aggregate of the 2003 service cost and interest cost by $676.

The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, "Employers' Accounting For Postemployment Benefits," for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Postemployment benefit costs were $13,974, $13,599, and $15,107 in 2003, 2002, and 2001, respectively.

5 Special Charges

The Company recorded special charges of $21,508, $57,514, and $90,945 in fiscal years 2002, 2000, and 1998, respectively.

Fiscal Year 2002

The Company recorded special charges of $9,937 and $15,760 during the second and third quarters of fiscal 2002, respectively, related to a manufacturing restructuring program in the BD Medical ("Medical") segment that is aimed at optimizing manufacturing efficiencies and improving the Company's competitiveness in the different markets in which it operates. Offsetting special charges in the third quarter of 2002 were $4,189 of reversals of fiscal 2000 special charges. Of these charges, $19,171 represented exit costs, which included $18,533 related to severance costs. This program involves the termination of 533 employees in China, France, Germany, Ireland, Mexico, and the United States. As of September 30, 2003, 15 employees remain to be severed. The Company expects the remaining terminations to be completed and the related accrued severance to be substantially paid by June 2004.

A summary of the 2002 special charge accrual activity follows:

	Severance	Restructuring
Accrual Balance at September 30, 2002	$ 13,400	$ 600
Payments	(11,600)	(500)
Accrual Balance at September 30, 2003	$ 1,800	$ 100

Fiscal Year 2000

The Company developed a worldwide organizational restructuring plan to align its existing infrastructure with its projected growth programs. This plan included the elimination of open positions and employee terminations from all businesses, functional areas and regions for the sole purpose of cost reduction. As a result of the approval of this plan in September 2000, the Company recorded $33,000 of exit costs, of which $31,700 related to severance costs. At September 30, 2003, all employee terminations have been completed and accruals have been paid relating to the 2000 special charge.

Fiscal Year 1998

In an effort to improve manufacturing efficiencies at certain of its locations, the Company initiated in 1998 two restructuring plans: the closing of a surgical blade plant in Hancock, New York and the consolidation of other production functions in Brazil, Spain, Australia and France. Total charges of $35,300 were recorded in 1998 relating to these restructuring plans, primarily in the Medical segment, and consisted of $15,400 relating to severance and other employee termination costs, $15,400 relating to manufacturing equipment write-offs and $4,500 relating to remaining lease obligations.

The Company also recorded $37,800 of special charges to recognize impairment losses on other non-manufacturing assets. Approximately $25,600 of this charge related to the write-down of goodwill and other assets associated with prior acquisitions in the area of manual microbiology. The impairment loss was recorded as a result of the carrying value of these assets exceeding their fair value, calculated on the basis of discounted estimated future cash flows. The carrying amount of such goodwill and other intangibles was $24,000. The balance of the impairment loss of $1,600 was recognized as a write-down of related fixed assets. Also included in the $37,800 charge was a $4,700 write-down of a facility held for sale, which was subsequently sold in fiscal 2000 at its adjusted book value.

The remaining special charges of $17,845 primarily consisted of $12,300 of estimated litigation defense costs associated with the Company's latex glove business, which was divested in 1995, as well as a number of miscellaneous asset write-downs.

As of September 30, 2003, all employee terminations have been completed and all accruals have been paid relating to the 1998 special charge.

6 Acquisitions

In January 2001, the Company completed its acquisition of Gentest Corporation, a privately-held company serving the life sciences market in the areas of drug metabolism and toxicology testing of pharmaceutical candidates. The purchase price was approximately $29,000 in cash. Unaudited pro-forma consolidated results, after giving effect to this acquisition, would not have been materially different from the reported amounts for 2001.

This acquisition was recorded under the purchase method of accounting and, therefore, the purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of the acquired company were included in the consolidated results of the Company from the acquisition date.

7 Income Taxes

The provision for income taxes is composed of the following charges (benefits):

	2003	2002	2001
Current:			
Domestic:			
Federal	**$ 103,469**	$ 33,016	$ 49,053
State and local, including Puerto Rico	**3,880**	7,900	7,728
Foreign	**56,330**	50,489	44,167
	163,679	91,405	100,948
Deferred:			
Domestic	**(741)**	57,651	29,342
Foreign	**(288)**	(449)	8,058
	(1,029)	57,202	37,400
	$ 162,650	$148,607	$138,348

In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2003 and 2002, net current deferred tax assets of $85,068 and $71,362, respectively, were included in Prepaid expenses, deferred taxes and other. There were no net non-current deferred tax assets in 2003 and 2002. Net current deferred tax liabilities of $3,385 and $4,635, respectively, were included in Current Liabilities–Income taxes. Net non-current deferred tax liabilities of $91,088 and $77,249, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on substantially all undistributed earnings of foreign subsidiaries. At September 30, 2003, the cumulative amount of such undistributed earnings approximated $1,798,581 against which substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.

Deferred income taxes at September 30 consisted of:

	2003		2002	
	Assets	**Liabilities**	Assets	Liabilities
Compensation and benefits	**$149,470**	**$ —**	$161,574	$ —
Property and equipment	**—**	**136,633**	—	124,718
Purchase acquisition adjustments	**—**	**46,013**	—	70,656
Other	**130,551**	**104,694**	159,546	134,182
	280,021	**287,340**	321,120	329,556
Valuation allowance	**(2,086)**	**—**	(2,086)	—
	$277,935	**$287,340**	$319,034	$329,556

A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

	2003	2002	2001
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal tax benefit	**.4**	1.2	.6
Effect of foreign and Puerto Rican income and foreign tax credits	**(8.5)**	(9.3)	(8.2)
Effect of Research, Empowerment Zone, Foreign Sales Corporation/ Extraterritorial Income tax benefits	**(3.0)**	(2.2)	(3.0)
Other, net	**(1.0)**	(1.1)	(.4)
	22.9%	23.6%	24.0%

The approximate dollar and diluted per-share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2003–$42,050 and $.16; 2002–$40,860 and $.15; and 2001–$43,275 and $.16. The tax holidays expire at various dates through 2018.

The Company made income tax payments, net of refunds, of $110,739 in 2003, $52,603 in 2002, and $53,498 in 2001.

The components of Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle follow:

	2003	2002	2001
Domestic, including Puerto Rico	**$334,806**	$336,596	$340,073
Foreign	**374,900**	291,993	236,677
	$709,706	$628,589	$576,750

8 Supplemental Financial Information

Other (Expense) Income, Net

Other expense, net in 2003 totaled $2,860 which included write-downs of certain investments of $3,030 and the write-off of intangible assets of $1,841. These charges were partially offset by foreign exchange gains of $1,875 (net of hedging costs).

Other expense, net in 2002 included net losses on investments of $18,576. Included in these charges was a $9,725 loss on an equity investment in a publicly traded company. This investment had been trading below its original cost basis of $15,350 since the end of January 2002. As a result, the Company had deemed this decline in value as being other than temporary and had written down this investment to its fair value as of September 30, 2002. Other expense, net in 2002 also included write-down of assets held for sale and asset abandonments of $14,149. These charges were partially offset by foreign exchange gains of $15,596, net of hedging costs.

Other expense, net in 2001 included foreign exchange losses of $8,762, including net hedging costs, and write-downs of investments to market value of $6,401.

Trade Receivables

Allowances for doubtful accounts and cash discounts netted against trade receivables were $47,160 and $38,019 at September 30, 2003 and 2002, respectively.

Inventories	**2003**	2002
Materials	**$ 129,958**	$ 137,688
Work in process	**145,500**	132,051
Finished products	**519,556**	416,480
	$ 795,014	$ 686,219

Property, Plant and Equipment	**2003**	2002
Land	**$ 62,442**	$ 61,756
Buildings	**1,135,177**	1,071,799
Machinery, equipment and fixtures	**2,636,475**	2,430,456
Leasehold improvements	**71,061**	57,350
	3,905,155	3,621,361
Less allowances for depreciation and amortization	**2,060,384**	1,855,631
	$1,844,771	$1,765,730

Supplemental Cash Flow Information

Noncash investing activities for the years ended September 30:

	2003	2002	2001
Stock issued for business acquisitions	**$ 97**	$241	$243

9 Debt

The components of Short-term debt follow:

	2003	2002
Loans payable:		
Domestic	$ 100,000	$ 415,131
Foreign	5,015	9,280
Current portion of long-term debt	16,905	10,231
	$ 121,920	$ 434,642

Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 1.6% and 2.0% at September 30, 2003 and 2002, respectively. The Company has in place a $900 million syndicated credit facility, consisting of a $450 million 364-day line of credit expiring in August 2004 and a $450 million five-year line of credit expiring in August 2006. The facility is available to support the Company's commercial paper borrowing program and for other general corporate purposes. Restrictive covenants include a minimum interest coverage ratio. There were no borrowings outstanding under the facility at September 30, 2003. In addition, the Company had short-term foreign lines of credit pursuant to informal arrangements of approximately $225,000 at September 30, 2003, of which $222,000 was unused.

The components of Long-Term Debt follow:

	2003	2002
Domestic notes due through 2015 (average year-end interest rate: 4.4%–2003; 4.8%–2002)	$ 16,389	$ 17,923
Foreign notes due through 2011 (average year-end interest rate: 19.1%–2003; 4.8%–2002)	47	9,965
9.45% Guaranteed ESOP Notes due through July 1, 2004	—	3,715
6.90% Notes due October 1, 2006	105,073	104,945
7.15% Notes due October 1, 2009	226,092	225,686
4.55% Notes due April 15, 2013	198,032	—
4.90% Notes due April 15, 2018	198,124	—
8.70% Debentures due January 15, 2025	105,224	105,683
7.00% Debentures due August 1, 2027	168,000	168,000
6.70% Debentures due August 1, 2028	167,050	167,050
	$1,184,031	$802,967

In April 2003, the Company issued $200,000 of 4.55% Notes due on April 15, 2013 and $200,000 of 4.9% Notes due on April 15, 2018. The effective yields of these note issues were 4.71% and 5.03%, respectively, including the results of interest rate hedging activity and other financing costs.

The April 2003 note issues were offered under a registration statement filed in March 2003 with the Securities and Exchange Commission using a "shelf" registration process. This registration was for one or more offerings of debt securities, common stock, warrants, purchase contracts and units, up to a total dollar amount of $750,000, including $100,000 of securities carried forward from a registration filed in October 1997. The remaining availability under the March 2003 shelf registration is $350,000.

Long-term debt balances as of September 30, 2003 and 2002 have been impacted by certain interest rate swaps that have been designated as fair value hedges, as discussed in Note 10.

The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2005 to 2008 are as follows: 2005–$5,252; 2006–$384; 2007–$100,405; 2008–$427.

The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

	2003	2002	2001
Charged to operations	$43,488	$40,269	$61,585
Capitalized	10,346	17,952	28,625
	$53,834	$58,221	$90,210

Interest paid, net of amounts capitalized, was $32,649 in 2003, $39,153 in 2002, and $63,760 in 2001.

10 Financial Instruments

Foreign Exchange Derivatives

The Company uses foreign exchange forward contracts and currency options to reduce the effect of fluctuating foreign exchange rates on certain foreign currency denominated receivables and payables, third party product sales, and investments in foreign subsidiaries. Gains and losses on the derivatives are intended to offset gains and losses on the hedged transaction. The Company's foreign currency risk exposure is primarily in Western Europe, Asia Pacific, Japan, and Latin America.

The Company hedges substantially all of its transactional foreign exchange exposures, primarily intercompany payables and receivables, through the use of forward contracts and currency options with maturities of less than 12 months. Gains or losses on these contracts are largely offset by gains and losses on the underlying hedged items. These foreign exchange contracts do not qualify for hedge accounting under SFAS No. 133.

In addition, the Company enters into option and forward contracts to hedge certain forecasted sales that are denominated in foreign currencies. These contracts are designated as cash flow hedges, as defined by SFAS No. 133, and are effective as hedges of these revenues. These contracts are intended to reduce the risk that the Company's cash flows from certain third party transactions will be adversely affected by changes in foreign currency exchange rates. Changes in the effective portion of the fair value of these contracts are included in other comprehensive income until the hedged sales transactions are recognized in earnings. Once the hedged transaction occurs, the gain or loss on the contract is recognized from accumulated other comprehensive income to revenues. The Company recorded hedge net losses of $1,732 and net gains of $3,502 to revenues in fiscal 2003 and 2002, respectively.

Fiscal 2003, 2002 and 2001 revenues are net of hedging costs of $9,876, $10,612 and $8,121, respectively, related to the purchased option contracts. The Company records in Other expense, net, the premium on the forward contracts, which is excluded from the assessment of hedge effectiveness. This premium was $993 and $2,209 in fiscal 2003 and 2002, respectively. All outstanding contracts that were designated as cash flow hedges as of September 30, 2003 will mature by September 30, 2004. As of September 30, 2003, Other Comprehensive Income included an unrealized loss of $7,883, net of tax relating to foreign exchange derivatives that have been designated as cash flow hedges.

The Company enters into forward exchange contracts to hedge its net investments in certain foreign subsidiaries. These forward contracts are designated and effective as net investment hedges, as defined by SFAS No. 133. The Company recorded losses of $15,304 and $1,071 in fiscal 2003 and 2002, respectively, to foreign currency translation adjustments in other comprehensive income for the change in the fair value of the contracts.

Interest Rate Derivatives

The Company's policy is to manage interest cost using a mix of fixed and floating debt. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated as either fair value or cash flow hedges, as defined by SFAS No. 133. For fair value hedges, changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates. For cash flow hedges, changes in the fair value of the interest rate swaps are offset by changes in other comprehensive income. There was no ineffective portion to the hedges recognized in earnings during the period.

In addition, the Company entered into forward rate agreements in order to reduce its exposure to changing interest rates during the period leading up to the issuance of long term debt. These transactions were designated as "highly effective" cash flow hedges, as defined by SFAS No. 133. Upon issuance of the long term debt, a realized loss was recorded in other comprehensive income, which will be reclassified into Interest expense, net over the life of the hedged debt issues. The amount of the loss to be reclassified into earnings within the next 12 months is $59.

For the year ended September 30, 2003, other comprehensive income included an unrealized loss of $2,009, net of tax, relating to interest rate derivatives that have been designated as cash flow hedges.

Fair Value of Financial Instruments

Cash equivalents, short-term investments and short-term debt are carried at cost, which approximates fair value. Other investments are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrecognized gains and losses reported in other comprehensive income, net of taxes. Losses on available-for-sale securities are recognized when a loss is determined to be other than temporary or when realized. In accordance with the provisions of SFAS No. 133, forward exchange contracts and currency options are recorded at fair value. Fair values were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. The estimated fair values of the Company's financial instruments at September 30, 2003 and 2002 were as follows:

	2003		2002	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Assets:				
Other investments (non-current)(A)	**$ 5,706**	**$ 22,194**	$ 6,431	$ 6,337
Currency options(B)	**9,394**	**9,394**	6,878	6,878
Forward exchange contracts(B)	**—**	**—**	3,480	3,480
Interest rate swaps(B)	**36,881**	**36,881**	36,314	36,314
Liabilities:				
Forward exchange contracts(C)	**22,474**	**22,474**	—	—
Long-term debt	**1,184,031**	**1,252,785**	802,967	855,331
Interest rate swaps(C)	**2,569**	**2,569**	1,677	1,677

(A) Included in Other non-current assets.

(B) Included in Prepaid expenses, deferred taxes and other.

(C) Included in Accrued Expenses.

Concentration of Credit Risk

Substantially all of the Company's trade receivables are due from public and private entities involved in the healthcare industry. Due to the large size and diversity of the Company's customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. However, this loss is limited to the amounts, if any, by which the obligations of the counterparty to the financial instrument contract exceed the obligations of the Company. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

11 Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

	Series B, ESOP Preferred Stock Issued	Common Stock Issued at Par Value	Capital in Excess of Par Value	Retained Earnings	Unearned ESOP Compensation	Deferred Compensation	Treasury Stock Shares	Treasury Stock Amount
Balance at October 1, 2000	$43,570	$332,662	$ 75,075	$2,835,908	$(16,155)	$6,490	(79,165,708)	$ (980,163)
Restatement (see Note 2)				(7,116)				
Balance at October 1, 2000 (restated)	43,570	332,662	75,075	2,828,792	(16,155)	6,490	(79,165,708)	(980,163)
Net income				401,652				
Cash dividends:								
Common ($.38 per share)				(97,897)				
Preferred ($3.835 per share), net of tax benefits				(2,359)				
Common stock issued for:								
Employee stock plans, net			72,745				5,423,069	40,564
Business acquisitions			215				3,630	28
Common stock held in trusts						606	(16,346)	(606)
Reduction in unearned ESOP compensation for the year					4,154			
Adjustment for redemption provisions	(3,042)		655				329,877	2,387
Balance at September 30, 2001	40,528	332,662	148,690	3,130,188	(12,001)	7,096	(73,425,478)	(937,790)
Net income				479,982				
Cash dividends:								
Common ($.39 per share)				(100,521)				
Preferred ($3.835 per share), net of tax benefits				(2,300)				
Common stock issued for:								
Employee stock plans, net			35,679				2,634,109	23,497
Business acquisitions			198				4,767	43
Common stock held in trusts						1,400	(42,141)	(1,400)
Reduction in unearned ESOP compensation for the year					4,154			
Repurchase of common stock							(6,607,800)	(223,961)
Adjustment for redemption provisions	(2,583)		555				304,295	2,028
Balance at September 30, 2002	37,945	332,662	185,122	3,507,349	(7,847)	8,496	(77,132,248)	(1,137,583)
Net income				547,056				
Cash dividends:								
Common ($.40 per share)				(101,612)				
Preferred ($3.835 per share), net of tax benefits				(2,201)				
Common stock issued for:								
Employee stock plans, net			71,206				5,048,394	45,841
Business acquisitions			97				2,487	
Common stock held in trusts						478	(18,440)	(478)
Reduction in unearned ESOP compensation for the year					4,154			
Repurchase of common stock							(9,784,200)	(349,998)
Adjustment for redemption provisions	(3,497)		753				355,125	2,284
Balance at September 30, 2003	**$34,448**	**$332,662**	**$257,178**	**$3,950,592**	**$(3,693)**	**$8,974**	**(81,528,882)**	**$(1,439,934)**

Common stock held in trusts represents rabbi trusts in connection with the Company's employee salary and bonus deferral plan and Directors' deferral plan.

Preferred Stock Purchase Rights

In accordance with the Company's shareholder rights plan, each certificate representing a share of outstanding common stock of the Company also represents one Preferred Stock Purchase Right (a "Right"). Each whole Right entitles the registered holder to purchase from the Company one eight-hundredths of a share of Preferred Stock, Series A, par value $1.00 per share, at a price of $67.50. The Rights will not become exercisable unless and until, among other things, a third party acquires 15% or more of the Company's outstanding common stock. The Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on April 25, 2006. There are 500,000 shares of preferred stock designated Series A, none of which has been issued.

12 Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive loss are as follows:

	2003	2002
Foreign currency translation adjustments	**$(156,193)**	$(363,300)
Minimum pension liability adjustment	**(86,909)**	(77,661)
Unrealized gains on investments	**9,721**	68
Unrealized losses on cash flow hedges	**(9,892)**	(4,393)
	$(243,273)	$(445,286)

The income tax provision recorded in fiscal year 2003 and 2002 for the unrealized gains on investments was $6,700 and $2,800. The income tax benefits recorded in fiscal years 2003 and 2002 for cash flow hedges were $5,500 and $1,900, respectively. The income tax benefit amounts recorded in fiscal years 2003 and 2002 for the minimum pension liability adjustment was $300 and $52,600, respectively. Income taxes are generally not provided for translation adjustments.

The unrealized gains on investments included in other comprehensive loss for 2002 are net of reclassification adjustments of $8,000, net of tax, for recognized losses as defined by SFAS No. 115. The tax expense associated with these reclassification adjustments was $5,600.

The unrealized losses on cash flow hedges included in other comprehensive loss for 2003 and 2002 are net of reclassification adjustments of $6,800 and $4,200, net of tax, respectively, for realized hedge gains recorded to revenues. These amounts had been included in Accumulated other comprehensive loss in prior periods. The tax expense associated with these reclassification adjustments in 2003 and 2002 was $4,800 and $2,900, respectively.

13 Commitments and Contingencies

Commitments

Rental expense for all operating leases amounted to $56,400 in 2003, $52,600 in 2002, and $49,600 in 2001. Future minimum rental commitments on noncancelable leases are as follows: 2004–$38,900; 2005–$32,500; 2006–$27,500; 2007–$21,100; 2008–$13,800 and an aggregate of $30,900 thereafter.

As of September 30, 2003, the Company has certain future capital commitments aggregating approximately $82,300, which will be expended over the next several years.

Contingencies

Litigation–Other Environmental–In 1986, the Company acquired a business that manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company, along with a number of other manufacturers, has been named as a defendant in approximately 523 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter *In re Latex Gloves Products Liability Litigation* (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 367 of these cases have been closed with no liability to the Company (313 of which were closed with prejudice), and 28 cases have been settled for an aggregate de minimis amount. The Company is vigorously defending these remaining lawsuits.

The Company, along with another manufacturer and several medical product distributors, is named as a defendant in four product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. Generally, the remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by BD and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions. The Company had previously been named as a defendant in seven similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the four pending suits:

- In Ohio, *Grant vs. Becton Dickinson et al.* (Case No. 98CVB075616, Franklin County Court), which was filed on July 22, 1998, the Court of Appeals, by order dated June 3, 2003, reversed the trial court's granting of class certification and remanded the case for a determination of whether the class can be redefined, or the action should be dismissed.
- In Illinois, *McCaster vs. Becton Dickinson et al.* (Case No. 98L09478, Cook County Circuit Court), which was filed on August 13, 1998, the court issued an order on November 22, 2002, denying plaintiff's renewed motion for class certification. The plaintiff has voluntarily dismissed the action without prejudice and with leave to re-file within one year.
- In Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states, in state court in Oklahoma, under the caption *Palmer vs. Becton Dickinson et al.* (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998, and in state court in South Carolina, under the caption *Bales vs. Becton Dickinson et al.* (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998.

The Company continues to oppose class action certification in these cases and will continue to vigorously defend these lawsuits, including pursuing all appropriate rights of appeal.

The Company has insurance policies in place, and believes that a substantial portion of the potential liability, if any, in the latex and class action matters would be covered by insurance. In order to protect its rights to additional coverage, the Company has filed an action for declaratory judgment under the caption *Becton Dickinson and Company vs. Adriatic Insurance Company et al.* (Docket No. MID-L-3649-99 MT, Middlesex County Superior Court) in New Jersey state court. The Company has withdrawn this action, with the right to refile, so that settlement discussions with the insurance companies may proceed. The Company has established reserves to cover reasonably anticipated legal defense costs in all product liability lawsuits, including the needlestick class action and latex matters. With regard to the latex matters, we recorded special charges in 2000 and 1998 of $20 million and $12 million, respectively. Based on a review of available information at that time, these charges were recorded to reflect the minimum amount within the then most probable range of current estimates of litigation defense costs. We do not anticipate incurring significant one-time charges, similar to 2000 and 1998, relating to the latex matters in future years.

On November 6, 2003, a class action complaint was filed against the Company in the Supreme Court of British Columbia under the caption *Danielle Cardozo, by her litigation guardian Darlene Cardozo v. Becton, Dickinson and Company* (Civil Action No. S83059) alleging personal injury to all persons in British Columbia that received test results generated by the *BD ProbeTec ET* instrument. Plaintiffs seek money damages in an as yet undisclosed amount. The Company is assessing this action, and intends to vigorously defend this matter.

On January 17, 2003, Retractable Technologies, Inc. ("plaintiff") filed a third amended complaint against the Company, another manufacturer and two group purchasing organizations ("GPOs") under the caption *Retractable Technologies, Inc. vs. Becton Dickinson and Company, et al.* (Civil Action No. 501 CV 036, United States District Court, Eastern District of Texas). Plaintiff alleges that the Company and other defendants conspired to exclude it from the market and to maintain the Company's market share by entering into long-term contracts in violation of state and Federal antitrust laws. Plaintiff also has asserted claims for business disparagement, common law conspiracy, and tortious interference with business relationships. Plaintiff seeks money damages in an as yet undisclosed amount. On October 6, 2003, the Company filed a motion for summary judgment. Argument of that motion has been scheduled for December 11, 2003, and a trial date has been set for February 3, 2004. The Company continues to vigorously defend this matter.

The Company also is involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

The Company currently is engaged in discovery or is otherwise in the early stages with respect to certain of the litigation to which it is a party, and therefore, it is difficult to predict the outcome of such litigation. In addition, given the uncertain nature of litigation generally and of the current litigation environment, it is difficult to predict the outcome of any litigation regardless of its stage. A number of the cases pending against the Company present complex factual and legal issues and are subject to a number of variables, including, but not limited to, the facts and circumstances of each particular case, the jurisdiction in which each suit is brought, and differences in applicable law. As a result, the Company is not able to estimate the amount or range of loss that could result from an unfavorable outcome of such matters. In accordance with generally accepted accounting principles, we establish reserves to the extent probable future losses are estimable. While the Company believes that the claims against it are without merit and, upon resolution, should not have a material adverse effect on the Company, in view of the uncertainties discussed above, the Company could incur charges in excess of currently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on the Company's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid. The Company continues to believe that it has a number of valid defenses to each of the suits pending against it and is engaged in a vigorous defense of each of these matters.

Environmental Matters

The Company also is a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. The Company accrues costs for estimated environmental liabilities based upon its best estimate within the range of probable losses, without considering possible third-party recoveries. While the Company believes that, upon resolution of such matters, the claims against it should not have a material adverse effect on it, the Company could incur charges in excess of presently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on the Company's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid.

14 Stock Plans

Stock Option Plans

The Company has stock option plans under which options have been granted to purchase shares of the Company's common stock at prices established by the Compensation and Benefits Committee of the Board of Directors. The 1995, 1998 and 2002 Stock Option Plans made available 24,000,000, 10,000,000 and 12,500,000 shares, respectively, of the Company's common stock for the granting of options to employees. At September 30, 2003, shares available for future grant under the 1995, 1998 and 2002 Plans were 664,970, 476,730 and 9,248,366, respectively. The Non-Employee Directors 2000 Stock Option Plan made available 1,000,000 common shares for the granting of options, of which 899,690 remained available for future grant as of September 30, 2003.

A summary of changes in outstanding options is as follows:

	2003		2002		2001	
	Options for Shares	**Weighted Average Exercise Price**	Options for Shares	Weighted Average Exercise Price	Options for Shares	Weighted Average Exercise Price
Balance at October 1	**30,388,618**	**$26.02**	28,271,329	$23.80	30,516,315	$21.29
Granted	**5,391,172**	**30.02**	5,460,162	32.45	4,635,232	31.90
Exercised	**(5,004,027)**	**17.26**	(2,570,626)	13.53	(5,354,447)	15.34
Forfeited, canceled or expired	**(659,462)**	**31.59**	(772,247)	31.98	(1,525,771)	28.20
Balance at September 30	**30,116,301**	**$28.07**	30,388,618	$26.02	28,271,329	$23.80
Exercisable at September 30	**19,389,311**	**$26.33**	19,682,329	$22.92	20,534,073	$21.30
Weighted average fair value of options granted	**$ 10.20**		$ 11.59		$ 12.08	
Available for grant at September 30	**11,289,756**		16,020,386		8,246,462	

The maximum term of options is ten years. Options outstanding as of September 30, 2003 expire on various dates from January 2004 through September 2013.

	September 30, 2003				
	Options Outstanding			**Options Exercisable**	
Range Of Option Exercise Price	**Number Outstanding**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life**	**Number Exercisable**	**Weighted Average Exercise Price**
$ 8.64–$12.55	1,791,082	$11.47	1.1 Years	1,791,082	$11.47
18.83– 25.63	6,942,444	22.91	3.0 Years	6,942,444	22.91
27.25– 34.96	19,172,717	30.66	7.4 Years	8,533,370	30.04
35.03– 41.56	2,210,058	35.19	5.5 Years	2,122,415	35.12
	30,116,301	$28.07	6.3 Years	19,389,311	$26.33

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has adopted the disclosure-only provision of the Statement and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock plans.

The 1990 Plan has a provision whereby unqualified options may be granted at, below, or above market value of the Company's stock. If the option price is less than the market value of the Company's stock on the date of grant, the discount is recorded as compensation expense over the service period in accordance with the provisions of APB Opinion No. 25. There was no such compensation expense in 2003, 2002, or 2001.

Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of exercise and the option price. This difference would be recorded as compensation expense over the vesting period.

Other Stock Plans

The Company has a compensatory Stock Award Plan which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Commencing on the first anniversary of a grant following retirement, the remainder is distributable in five equal annual installments. During 2003, 60,684 shares were distributed. No awards were granted in 2003, 2002, or 2001. At September 30, 2003, 2,260,389 shares were reserved for future issuance, of which awards for 159,001 shares have been granted.

The Company has a compensatory Restricted Stock Plan for Non-Employee Directors which reserves for issuance 300,000 shares of the Company's common stock. No restricted shares were issued in 2003, 2002, or 2001.

The Company has a Directors' Deferral Plan which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2003, 149,996 shares were held in trust, of which 9,049 shares represented Directors' compensation in 2003, in accordance with the provisions of the Plan. Under the Plan, which is unfunded, directors have an unsecured contractual commitment from the Company to pay directors the amounts due to them under the Plan.

The Company also has a Deferred Compensation Plan that allows certain highly-compensated employees, including executive officers, to defer salary and annual incentive awards. As of September 30, 2003, 165,100 shares were issuable under this plan.

15 Earnings Per Share

For the years ended September 30, 2003, 2002, and 2001, the following table sets forth the computations of basic and diluted earnings per share, before the cumulative effect of accounting change (shares in thousands):

	2003	2002	2001
Income before cumulative effect of accounting change	**$547,056**	$479,982	$438,402
Preferred stock dividends	**(2,344)**	(2,553)	(2,721)
Income available to common shareholders[(A)]	**544,712**	477,429	435,681
Preferred stock dividends–using "if converted" method	**2,344**	2,553	2,721
Additional ESOP contribution–using "if converted" method	**(502)**	(613)	(645)
Income available to common shareholders after assumed conversions[(B)]	**$546,554**	$479,369	$437,757
Average common shares outstanding[(C)]	**254,497**	258,016	257,128
Dilutive stock equivalents from stock plans	**5,402**	6,076	7,309
Shares issuable upon conversion of preferred stock	**3,736**	4,091	4,396
Average common and common equivalent shares outstanding–assuming dilution[(D)]	**263,635**	268,183	268,833
Basic earnings per share before cumulative effect of change in accounting principle[(A/C)]	**$ 2.14**	$ 1.85	$ 1.69
Diluted earnings per share before cumulative effect of change in accounting principle[(B/D)]	**$ 2.07**	$ 1.79	$ 1.63

16 Segment Data

The Company's organizational structure is based upon its three principal business segments: BD Medical (formerly "BD Medical Systems") ("Medical"), BD Diagnostics (formerly "BD Clinical Laboratory Solutions") ("Diagnostics"), and BD Biosciences ("Biosciences").

The major products in the Medical segment are hypodermic products, specially designed devices for diabetes care, prefillable drug delivery systems, infusion therapy products, elastic support products and thermometers. The Medical segment also includes disposable scrubs, specialty needles, and surgical blades. The major products in the Diagnostics segment are clinical and industrial microbiology products, sample collection products, specimen management systems, hematology instruments, and other diagnostic systems, including immunodiagnostic test kits. This segment also includes consulting services and customized, automated bar-code systems for use in laboratories. The major products in the Biosciences segment are flow cytometry systems for cellular analysis, reagents and tissue culture labware.

The Company evaluates performance based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses. The calculations of segment operating income and assets are in accordance with the accounting policies described in Note 1.

Distribution of products is both through distributors and directly to hospitals, laboratories and other end users. Sales to a distributor which supplies the Company's products to many end users accounted for approximately 11% of revenues in 2003, 2002 and 2001, respectively, and included products from the Medical and Diagnostics segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

Revenues	**2003**	2002	2001
Medical	**$2,456,876**	$ 2,151,374	$2,004,626
Diagnostics	**1,373,651**	1,236,319	1,151,517
Biosciences	**697,413**	645,376	590,039
Total[(A)]	**$4,527,940**	$ 4,033,069	$3,746,182
Segment Operating Income			
Medical	**$ 556,284**	$ 470,168[(C)]	$ 446,940
Diagnostics	**302,071**	251,004[(D)]	212,837
Biosciences	**88,885[(B)]**	116,926[(E)]	97,293
Total Segment Operating Income	**947,240**	838,098	757,070
Unallocated Expenses[(F)]	**(237,534)**	(209,509)	(180,320)
Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle	**$ 709,706**	$ 628,589	$ 576,750
Segment Assets			
Medical	**$2,738,082**	$ 2,536,185	$2,431,709
Diagnostics	**1,128,878**	1,187,710	1,091,063
Biosciences	**912,758[(B)]**	930,836	822,745
Total Segment Assets	**4,779,718**	4,654,731	4,345,517
Corporate and All Other[(G)]	**792,535**	374,252	445,293
Total	**$5,572,253**	$ 5,028,983	$4,790,810
Capital Expenditures			
Medical	**$ 167,165**	$ 182,479	$ 265,531
Diagnostics	**61,589**	41,774	62,009
Biosciences	**22,116**	22,747	24,083
Corporate and All Other	**10,173**	12,703	19,131
Total	**$ 261,043**	$ 259,703	$ 370,754
Depreciation and Amortization			
Medical	**$ 174,701**	$ 150,849	$ 145,702
Diagnostics	**86,879**	89,275	89,117
Biosciences	**64,605**	50,587	58,204
Corporate and All Other	**18,271**	14,154	12,677
Total	**$ 344,456**	$ 304,865	$ 305,700

(A) Intersegment revenues are not material.

(B) Includes $26,717 in 2003 of impairment charges discussed in Note 2.

(C) Includes $22,600 in 2002 for special charges discussed in Note 5.

(D) Includes $(468) in 2002 for special charge reversals discussed in Note 5.

(E) Includes $(447) in 2002 for special charge reversals discussed in Note 5.

(F) Includes interest, net; foreign exchange; corporate expenses; gains on sales of investments; and certain legal defense costs. Also includes special charge reversals of $(177) in 2002, as discussed in Note 5.

(G) Includes cash and investments and corporate assets.

Revenues by Organizational Units	**2003**	2002	2001
BD Medical			
Medical Surgical Systems	**$1,426,202**	$1,299,229	$1,192,340
Diabetes Care	**542,327**	473,825	483,053
Pharmaceutical Systems	**435,624**	326,346	278,309
Ophthalmic Systems	**52,723**	51,974	50,924
	$2,456,876	$2,151,374	$2,004,626
BD Diagnostics			
Preanalytical Systems	**$ 707,079**	$ 637,194	$ 584,277
Diagnostic Systems	**666,572**	599,125	567,240
	$1,373,651	$1,236,319	$1,151,517
BD Biosciences			
Immunocytometry Systems	**$ 332,505**	$ 294,718	$ 265,365
Clontech	**64,312**	72,710	78,607
Pharmingen	**121,173**	110,125	94,776
Discovery Labware	**179,423**	167,823	151,291
	$ 697,413	$ 645,376	$ 590,039
Total	**$4,527,940**	$4,033,069	$3,746,182

Geographic Information

The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States, including Puerto Rico, and International, which is composed of Europe, Canada, Latin America, Japan and Asia Pacific.

Revenues to unaffiliated customers are based upon the source of the product shipment. Long-lived assets, which include net property, plant and equipment, are based upon physical location. Intangible assets are not included since, by their nature, they do not have a physical or geographic location.

	2003	2002	2001
Revenues			
United States	**$2,328,246**	$2,158,275	$2,001,341
International	**2,199,694**	1,874,794	1,744,841
Total	**$4,527,940**	$4,033,069	$3,746,182
Long-Lived Assets			
United States	**$ 979,735**	$ 974,797	$ 956,138
International	**724,100**	653,464	633,671
Corporate	**140,936**	137,469	126,214
Total	**$1,844,771**	$1,765,730	$1,716,023

Quarterly Data (Unaudited)

Thousands of dollars, except per-share amounts

			2003		
	1st	**2nd**	**3rd**	**4th**	**Year**
Revenues	**$1,051,648**	**$1,134,041**	**$1,165,369**	**$1,176,882**	**$4,527,940**
Gross Profit	**501,609**	**555,613**	**542,982**	**591,446**	**2,191,650**(B)
Net Income	**113,638**	**142,040**	**130,018**	**161,360**	**547,056**(B)
Earnings Per Share:					
Basic	**.44**	**.56**	**.51**	**.64**	**2.14**
Diluted	**.43**	**.54**	**.49**	**.61**	**2.07**

			2002		
	1st	2nd	3rd	4th	Year
Revenues	$ 944,946	$1,012,971	$ 998,460	$1,076,692	$4,033,069
Gross Profit	445,184	489,838	484,389	529,989	1,949,400
Net Income	99,673	129,188	119,725	131,396	479,982(A)
Earnings Per Share:					
Basic	.38	.50	.46	.51	1.85
Diluted	.37	.48	.44	.50	1.79

(A) Includes $9,937 and $11,571 of special charges in the second and third quarters, respectively, as discussed in Note 5.

(B) Includes $26,717 of impairment charges in the third quarter, as discussed in Note 2.

Corporate Information

Annual Meeting
2:00 p.m.
Wednesday, February 11, 2004
Woodcliff Lake Hilton
200 Tice Boulevard
Woodcliff Lake, NJ 07675

Direct Stock Purchase Plan
The Direct Stock Purchase Plan established through EquiServe Trust Company, N.A., enhances the services provided to existing shareholders and facilitates initial investments in BD shares. Additional information may be obtained by calling EquiServe Trust Company, N.A. at 1-866-238-5345.

NYSE Symbol
BDX

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Phone: 1-800-519-3111
E-mail: equiserve@equiserve.com
Internet: www.equiserve.com

Shareholder Information
BD's Statement of Corporate Governance Principles, BD's Business Conduct and Compliance Guide, the charters of BD's Committees of the Board of Directors, and BD's reports and statements filed with or furnished to the Securities and Exchange Commission, are posted on BD's Web site at www.bd.com/investors/.

Shareholders may receive, without charge, printed copies of these documents, including BD's 2003 Annual Report to the Securities and Exchange Commission on Form 10-K, by contacting:

Investor Relations
BD
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845
Internet: www.bd.com

Independent Auditors
Ernst & Young LLP
5 Times Square
New York, NY 10086-6530
Phone: 212-773-3000
Internet: www.ey.com

Certain BD Biosciences products are intended for research use only, and not for use in diagnostic or therapeutic procedures.

Common Stock Prices and Dividends

By Quarter	2003			2002		
	High	Low	Dividends	High	Low	Dividends
First	**$31.70**	**$28.56**	**$0.100**	$38.11	$32.02	$0.0975
Second	**35.77**	**29.45**	**0.100**	37.72	32.15	0.0975
Third	**40.43**	**31.90**	**0.100**	38.47	33.66	0.0975
Fourth	**40.00**	**35.49**	**0.100**	33.78	25.01	0.0975

Board of Directors

Harry N. Beaty, M.D.[1,3,7]
Emeritus Dean–Northwestern University Medical School,
and Chairman of the Board and President–
Northwestern University Medical Faculty Foundation

Henry P. Becton, Jr.[2,3,4,7]
President and General Manager–WGBH Educational Foundation

Edward F. DeGraan[2,6]
Vice Chairman of the Board–The Gillette Company

Edward J. Ludwig[5]
Chairman, President and Chief Executive Officer–BD

Frank A. Olson[2,5,6]
Chairman Emeritus and Retired Chief Executive Officer–
The Hertz Corporation

James F. Orr[1,3,7]
Chairman, President and Chief Executive Officer–
Convergys Corporation

Willard J. Overlock, Jr.[1,2,5,6]
Retired Partner–Goldman, Sachs & Co.

James E. Perrella[2,5,6]
Retired Chairman of the Board–Ingersoll-Rand Company

Bertram L. Scott[1,4]
Executive Vice President of TIAA-CREF and
President of TIAA-CREF Life Insurance Company

Alfred Sommer, M.D., M.H.S.[4,6]
Dean of The Johns Hopkins Bloomberg School of Public Health,
and Professor of Ophthalmology, Epidemiology and
International Health

Margaretha af Ugglas[3,4,7]
Member of the Board–
Stockholm University and Jarl Hjalmarson Foundation

Committees appointed by the Board of Directors
1 – Audit Committee
2 – Compensation and Benefits Committee
3 – Corporate Governance and Nominating Committee
4 – Corporate Affairs Committee
5 – Executive Committee
6 – Finance and Investment Committee
7 – Qualified Legal Compliance Committee

Corporate Officers

Edward J. Ludwig
Chairman, President and Chief Executive Officer

Geraldo Q. Barbosa
President–South Latin America

Richard K. Berman
Vice President and Treasurer

Mark H. Borofsky
Vice President–Taxes

James R. Brown
Vice President–Quality Management

Gary M. Cohen
President–BD Medical

John R. Considine
Executive Vice President and Chief Financial Officer

Helen Cunniff
President–BD Asia-Pacific

Jean-Marc Dageville
Vice President–Human Resources

David T. Durack, M.D.
Vice President–Corporate Medical Affairs

Vincent A. Forlenza
President–BD Biosciences

A. John Hanson
President–BD Europe

Laureen Higgins
President–North Latin America

David W. Highet
Vice President and General Counsel

William A. Kozy
President–BD Diagnostics

Dean J. Paranicas
Vice President–Corporate Secretary and Public Policy

Patricia B. Shrader
Vice President–Regulatory Affairs

William A. Tozzi
Vice President and Controller

Rex C. Valentine
President–BD Japan



Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880
www.bd.com